As filed with the Securities and Exchange Commission on October 10, 1996


                                                    Registration No. 333-11045

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 2
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933


              International Telecommunication Data Systems, Inc.
            (Exact Name Of Registrant As Specified In Its Charter)

             Delaware                               7371                        06-12959
  (State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer
  incorporation or organization)        Classification Code Number)       Identification No.)

   969 High Ridge Road, Suite 205, Stamford, Connecticut 06905 (203) 329-3300
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                CHARLES L. BAKES
                      President and Chief Executive Officer
               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                         969 High Ridge Road, Suite 205
                   Stamford, Connecticut 06905 (203) 329-3300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  Copies to:

    JOHN A. BURGESS, ESQ.
      JOHN H. CHORY, ESQ.                      BARBARA L. BECKER, ESQ.
         Hale and Dorr                         Chadbourne & Parke LLP
        60 State Street                         30 Rockefeller Plaza
  Boston, Massachusetts 02109                    New York, NY 10112
         (617) 526-6000                            (212) 408-5100

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  Subject to Completion, dated October 10, 1996


PROSPECTUS

                               2,666,667 Shares

                                   [ITDS LOGO]

                                  Common Stock

   Of the 2,666,667 shares of Common Stock, par value $.01 per share, of International Telecommunication Data Systems, Inc. ("ITDS" or the "Company"), 2,000,000 are being offered by the Company and 666,667 are being offered by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting". The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ITDS".

   See "Risk Factors" beginning on page 6 for a discussion of factors that should be considered by prospective purchasers of the Common Stock offered hereby.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================
                                    Underwriting                         Proceeds to
                   Price to        Discounts and       Proceeds to         Selling
                    Public        Commissions (1)      Company (2)      Stockholders
------------------------------------------------------------------------------------
Per Share            $                  $                 $                  $
------------------------------------------------------------------------------------
Total (3)          $                 $                  $                 $
====================================================================================

   (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

   (2) Before deducting estimated expenses of $750,000 payable by the Company.

   (3) The Company and the Selling Stockholders have granted the Underwriters 30-day options to purchase up to an aggregate of 400,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders
       will be $     , $    , $     and $     , respectively. See
       "Underwriting".

     The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates for the shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about            , 1996.

Lehman Brothers
Cowen & Company

                , 1996.

                        [Picture of Globe in night sky
              Perspective of flat plane disappearing in distance]

                                   [ITDS logo]
                                  INTERNATIONAL
                                TELECOMMUNICATION
                                  DATA SYSTEMS

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[Photograph depicting use of ITDS Point of Sale product at remote location]

Provided to users as a complete package, the ITDS Point Of Sale product can be installed at a carrier's home office, a mall kiosk, or on a remote laptop computer -- virtually anywhere that subscribers demand sales, service and activations.


                         [Text Representation of Chart]

                            (Home & Roam
Switch            Call    Billing Records)     ITDS 10X(R) Subscriber
MTSO   ---->   Collector  -------------------> Data Base
                                                     |
                                                     |
                                                     |
                                                     |
---------------------------------------------------------------------------
     |         |       |      |       |      |       |       |      |     |
SwitchLink     |       |   CreditLink |      |    Payment    |      | 10XArchive
Provisioning   |       |      |       |      |    Options    |      |    CD/ROM
               |       |      |       |      |       |       |      |
               |       |      |     Point    |       |       |      |
       Debit/Threshold |      |       Of     |       |InventoryScan |
          Billing*     |      |     Sale     |       |              |
                       |      |      | |     |       |              |
                       |      |      | |     |       |              |
              General Ledger  |      | | Collections |            10XWrite
                 Interface    |      | |    Module   |          Report Writer
                    |         |      | |             |
                    |          ------   -------------------------------------
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                 Client         Credit    Credit   ITDS       |    ACH Bank
               Accounting       Bureau     Cards  PayScan     |      Draft
                System                                        |
                                                           Direct
                                                          Invoice

* Under Development

[Photograph depicting use of ITDS Point of Sale product at Kiosk location]


Designed to reduce the amount of keystrokes by sales clerks, ITDS' fully integrated Point Of Sale system is an intelligent sales processing system.



[Photo of Globe] INNOVATION, QUALITY, AND SERVICE EXCEEDING EXPECTATIONS

Innovation, Quality, and Service Exceeding Expectations is ITDS' corporate mission statement. These components form the foundation upon which ITDS' staff rely in order to meet the challenges of a diverse world-wide telecommunication revolution.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information contained in this Prospectus (i) reflects the reincorporation of the Company from a Connecticut corporation to a Delaware corporation in September 1996, the associated changes in the Company's charter and by-laws and the related restatement of the Company's capital stock, which relate to the retirement of the Company's Class A and Class B Preferred Stock and have the effect of an 800-for-1 stock split, (ii) reflects the conversion of all outstanding shares of the Company's Series C Convertible Preferred Stock (the "Series C Convertible Preferred Stock") to Common Stock upon the closing of this offering, (iii) reflects the exercise of all of the outstanding warrants of the Company (the "Warrants") into shares of Common Stock prior to the closing of this offering (collectively, with items (i) and (ii), the "Recapitalization"), and (iv) assumes no exercise of the Underwriters' over-allotment options.

                                 The Company

   ITDS provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options. The Company typically provides its services to customers under exclusive contracts with terms ranging from three to four years, and customers are billed monthly on a per-subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

   In recent years, the telecommunications services industry has experienced rapid growth and dramatic change. Over the past decade, the number of cellular subscribers has increased 58% on a compound annual basis. Deregulation and the introduction of new technologies, such as personal communication services (PCS) and satellite communications, have spurred the introduction of new entrants and increased competitive pressures across the telecommunications services market. Markets that were once rigidly segmented by service within defined geographic areas are converging into a single telecommunications market, which includes both traditional service providers and a variety of new participants. Because of these competitive pressures and the proliferation of service features and pricing options within the telecommunications services industry, the billing function is continuing to evolve from primarily a service support function to a marketing and revenue enhancement device used to differentiate the increasingly fungible services offered by providers. Service providers need billing and management information solutions which (i) enable them to differentiate themselves quickly and efficiently in a crowded market; (ii) integrate seamlessly with their corporate management information services; and (iii) offer flexibility and reliability as critical components of subscriber relations, communication and retention.

   Driven by the requirements of the telecommunications services market, the Company's revenues have increased rapidly in recent years from approximately $3.1 million in 1993 to $6.3 million and $10.8 million in 1994 and 1995, respectively. For the 12-month period ended June 30, 1996, recurring revenues accounted for over 93.8% of total revenues, and 80.5% of the Company's revenue was generated by companies which have been customers for at least one year.

   The Company's advanced ITDS 10X system forms the foundation for its integrated suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management and data archiving. The Company's software and services allow its customers to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information system; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.

   The Company's solutions are implemented for its customers by highly experienced teams with expertise in meeting the transactional billing requirements of telecommunications services providers. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant billing and other data, as well as to support a wide range of transactional billing and subscriber management functions. The

Company processes billing information generated through the use of its software systems, eliminating the need for customers to maintain their own "back-office" data processing operations.

   The Company intends to leverage its established technology and customer base
(i) to expand sales to wireless telecommunications providers, including larger service providers and providers of such emerging services as PCS and satellite;
(ii) to offer a complete transactional billing solution to providers in other segments of the telecommunications services market, such as wireline and data, Internet and other enhanced services, as well as new entrants, such as utilities and cable companies; and (iii) to expand internationally, where providers face the same need for comprehensive solutions as those in the U.S. The Company intends to meet these objectives by drawing on the expertise of its existing organization, as well as by building a dedicated direct sales organization and developing strategic relationships with equipment vendors and other key industry participants. The Company believes that these efforts, coupled with the capabilities of its existing software and the introduction of new system enhancements, will permit significant continued growth in its target marketplaces.

   The Company was incorporated as a Connecticut corporation in June 1990 and was reincorporated in Delaware in September 1996. The Company's principal executive office is located at 969 High Ridge Road, Suite 205, Stamford, Connecticut 06905, and its telephone number is (203) 329-3300.

   ITDS 10X, SwitchLink, CreditLink and PayScan are trademarks of ITDS. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                                 Risk Factors

   For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                 The Offering

Common Stock offered by the Company.                     2,000,000 shares
Common Stock offered by the Selling Stockholders         666,667 shares
Common Stock to be outstanding after the offering        8,212,504 shares (1)
Use of proceeds by the Company                           For general corporate purposes, including the funding
                                                         of working capital and growth, repayment of certain
                                                         indebtedness and potential acquisitions. See "Use of
                                                         Proceeds."
Nasdaq National Market symbol                            ITDS

-----------
(1) Includes the number of shares outstanding as of September 30, 1996 and 18,333 shares of Common Stock to be issued to an executive officer of the Company upon completion of this offering. See "Management--Employment Agreement." Excludes 400,000 shares of Common Stock issuable upon the exercise of outstanding options as of September 30, 1996 with a weighted average exercise price of $13.75 per share, and an additional 553,232 and 200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan, respectively.

                        Summary Financial Information

                                                                               Six Months
                                                Year Ended December 31,      Ended June 30,
                                                ------------------------   -----------------
                                                1993     1994      1995      1995      1996
                                                -----    -----    ------    ------   -------
                                                    (in thousands, except per share data)
Statements of Operations Data:
Revenue                                        $3,146   $6,324   $10,821    $4,886     $7,865
Operating income                                  197    1,106     1,608       894      1,932
Income before extraordinary item (1)              (82)     708       826       467        994
Per common share data (2):
 Pro forma income before extraordinary item                          .13       .07        .16
 Extraordinary loss                                                 (.03)     (.03)        --
 Pro forma net income                                                .10       .04        .16
                                                                   -----     -----      -----
Shares used in determining pro forma net
  income per share                                                 6,166     6,166      6,166
                                                                   =====     =====      =====

                                                                              As of June 30, 1996
                                                                           -------------------------
                                                As of December 31, 1995    Actual    As Adjusted (3)
                                                ------------------------    -----   ----------------
                                                                   (in thousands)

Balance Sheet Data:
Cash, cash equivalents and short term
  investments                                            $1,468            $1,372        $26,108
Working capital                                           1,210             2,256         27,213
Total assets                                              5,434             6,500         31,236
Long-term debt and capital lease obligations              2,437             2,482            491
Redeemable Preferred Stock--Class C                         640               640             --
Stockholders' equity                                        379             1,312         28,900


-----------
(1) In 1995, the Company experienced an extraordinary loss of $224,000 (net of $158,000 tax benefit) in connection with the refinancing of long-term debt.

(2) Computed on the basis described in Note 10 of the Notes to Financial Statements.

(3) Adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

Rapidly Changing Telecommunications Market

   Over the last decade, the market for telecommunications services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment and frequent new product introductions. The Company's success will depend, in large part, upon its ability to enhance its existing products and services, and to introduce new products and services, which will respond to these market requirements as they evolve. To date, substantially all of the Company's revenues are attributable to wireless customers. While the Company believes that systems and services which it offers to address the needs of the wireless market will also permit it to attract customers in other segments of the telecommunications services industry, there can be no assurance that it will be able to do so. In addition, technologies, services or standards may be developed which could require significant changes in the Company's business model, development of new products, or provision of additional services, at substantial cost to the Company and which may also result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for telecommunications services fails to evolve and converge in the manner contemplated by the Company or grows more slowly than anticipated, or if the Company's products and services fail in any respect to achieve market acceptance, there could be a material adverse effect on the Company's business, financial condition and results of operations. The telecommunications industry is also characterized by significant and rapid strategic alignments. Merger or consolidation of one or more telecommunications services providers could result in the loss to the Company of customers or sales opportunities, and there can be no assurance that new entrants to the market will become customers of the Company.

Management of Growth

   The Company has experienced rapid growth and intends to continue to aggressively expand its operations. The Company's total revenues have increased from $3.1 million in 1993 to $10.8 million in 1995, and the growth in the size and complexity of its business, as well as its customer base, has placed and is expected to continue to place significant demands on the Company's administrative, operational and financial personnel and systems. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of its operations. The Company's future operating results will depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting functions. If the Company is unable to respond to and manage expansion of its operations, the quality of the Company's services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

   In addition, the number of the Company's employees has increased from 26 as of January 1993 to 169 as of July 1996. The Company anticipates that continued growth will require it to recruit and hire a substantial number of new development, managerial, finance, sales and marketing support personnel. The Company is currently in the process of establishing and hiring personnel for its marketing and sales operations. There can be no assurance that the Company will be successful in hiring or retaining any of the foregoing personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to improve operational systems and to expand, train, motivate and manage its workforce.

New Products and Rapid Technological Change

   The market for the Company's products and services is characterized by rapid technological change. The Company believes that its future success depends in part upon its ability to enhance its current products and services and develop new products and services that address the increasingly complex needs of its customers. In addition, the introduction by third parties of new products or services could render the Company's existing products and services obsolete or unmarketable. The Company's ability to anticipate changes in technology and successfully develop and introduce new or enhanced products incorporating such technology on a timely basis will be significant factors in its ability to remain competitive. There can be no assurance that the Company will complete on a timely or successful basis the development of new or enhanced products or services or successfully manage transitions from one product release to the next, that the Company will not encounter difficulties or delays in the introduction of new or enhanced products, or that defects will not be found in such new or enhanced products after installation, resulting in a loss of, or delay in, market acceptance. In particular, the Company is currently developing a series of enhancements to its existing software system, including incorporation of a Windows 95 compatible user interface, incorporation of an Oracle relational database management system, and support of Unix based file servers. The Company believes that these enhancements will permit the Company to compete effectively as technology evolves and facilitate its ability to address the requirements of larger telecommunications services providers. If the Company is unable to introduce these new enhancements on a timely basis, or such enhancements result in the introduction of "bugs" or other performance impairments in the Company's systems, the Company's business, financial condition and results of operations could be materially adversely affected, and its ability to expand its sales activities could be significantly limited.

Dependence on Cellular Telephone Industry

   Although the Company's products have been designed to adapt to a variety of current and future technologies, a significant majority of its revenues to date have been generated by sales of its systems and services to service providers in the cellular telephone industry. A decrease in the number of cellular service subscribers served by the Company's customers could result in lower revenues for the Company. Although the cellular market has experienced substantial growth in the number of subscribers in the past, there can be no assurance that such growth will be sustained. In addition, industry reports have indicated that the average monthly bill per subscriber has decreased in recent years. Such decreases could result in increased price competition among billing service providers. Furthermore, any adverse development in the cellular telephone industry could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Customers."

Reliance On Significant Customers

   During the years ended December 31, 1994 and 1995, and the six months ended June 30, 1996 revenues from The Lincoln Telephone and Telegraph Company and its affiliated companies represented approximately 13.2%, 11.8% and 17.2% (reflects the acquisition of Nebraska Cellular by Lincoln Telephone) of the Company's total revenue, respectively, and the Company's three largest customers represented 24.0% of its total revenue for the six months ended June 30, 1996. The Company has long-term contracts with all of its significant customers, however there can be no assurance that any such customer will renew its contract with the Company at the end of the contract term or may not seek to terminate its contract on the basis of alleged contractual defaults or other grounds. Loss of all or a significant part of the business of any of the Company's substantial customers would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the acquisition by a third party of one of the Company's substantial customers could result in the loss of that customer and have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Expansion of Sales Activities

   To date, the Company has sold its products and services primarily through the efforts of its senior management. The Company's current customers, while significant to the Company, are relatively small in comparison with many of the national and multinational telecommunication services providers. In order to achieve significant long-term growth in revenues and its overall strategic goals, the Company intends to attract as customers a number of larger telecommunications services providers. In order to do so, and to expand its business generally, the Company believes that it must establish a dedicated sales and marketing organization. While the Company has begun these efforts, the Company's dedicated sales staff currently includes three persons, and it is still in the process of hiring sales and marketing personnel. There can be no assurance that the Company will be able to achieve anticipated expansion of its business, attract larger telecommunications services providers as customers or build an efficient and effective sales and marketing organization. In the event the Company is unable to achieve any one or more of the foregoing goals, the Company's business, financial condition and results of operations could be materially adversely affected. See "--Management of Growth."

Dependence on Key Personnel

   The Company's performance depends substantially on the performance of its executive officers and key employees and its long-term success will depend upon its ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly skilled personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. Charles L. Bakes, the Company's President and Chief Executive Officer, Mark D. Spitzer, the Company's Executive Vice President and Chief Financial Officer, Lewis D. Bakes, the Company's Executive Vice President and Chief Operating Officer, and David L. Wells, the Company's Executive Vice President and Chief Information Officer, and certain other executive officers have been primarily responsible for the development and expansion of the Company's business. The Company will not maintain any key person insurance following this offering. The loss of the services of one or more of these individuals could have a material adverse affect on the Company's business, financial condition and results of operations. None of Messrs. C. Bakes, Spitzer, L. Bakes or Wells is subject to employment agreements with the Company. See "Business--Employees" and "Management."

Competition

   The market for billing and management information systems for the telecommunications services industry is highly competitive and the Company expects that the high level of growth within the telecommunications services industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with independent providers of transactional systems and services, with the billing services of management consulting companies and with internal billing departments of telecommunications services providers. The Company anticipates continued growth in competition in the telecommunications services industry and consequently the entrance of new competitors into its market in the future. In addition, merger or consolidation of telecommunications services providers could result in the loss to the Company of customers or sales opportunities to competitors.

   Many of the Company's current and potential future competitors have significantly greater financial, technical and marketing resources, generate higher revenues and have greater name recognition than does the Company. In addition, many of the Company's competitors have established commercial relationships or joint ventures with major cellular and other telecommunications services providers. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of products than the Company.

Dependence on Proprietary Technology

   The Company's success is dependent in part upon its proprietary software technology. The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will prevent the development and design by others of products or technology similar to or competitive with those developed by the Company. The computer technology industry is characterized by frequent and substantial intellectual property litigation. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products.

   The Company's success will depend in part on its continued ability to obtain and use licensed technology that is important to certain functionalities of its products. The inability to continue to procure or use such technology could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business--Proprietary Technology."

Fluctuations in Quarterly Performance

   The Company's revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including the timing, size and nature of the Company's contracts; the hiring of additional staff; seasonal variations in cellular telephone subscriptions; the timing of the introduction and the market acceptance of new products or product enhancements by the Company or its competitors; changes in the Company's operating expenses; and fluctuations in economic and financial market conditions. Fluctuations in quarterly operating results may result in volatility in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Government Regulation

   Currently, the Company's business is not subject to direct government regulation; however, the Company's existing and potential customers are subject to extensive regulation. Changes in regulation which adversely affect the Company's existing and potential customers could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Overview of the Communications Industry Background."

Concentration of Stock Ownership

   Upon completion of this offering, the present directors, executive officers and their respective affiliates will beneficially own approximately 52.1% of the outstanding Common Stock, assuming no exercise of the Underwriters' over allotment options and approximately 48.5% of the outstanding Common Stock assuming full exercise of the Underwriters' over allotment options. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions" and "Principal and Selling Stockholders."

No Prior Public Market; Determination of Offering Price; Possible Volatility of Stock Price

   Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial offering price will be determined by negotiation between the Company and representatives of the Underwriters based upon several factors. See "Underwriting" for a discussion of such factors. The market price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

Discretionary Use of Unallocated Net Proceeds

   The principal purposes of this offering are to increase the Company's equity capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets and to provide liquidity for the Company's existing stockholders. As of the date of this Prospectus, the Company has no specific plans for the use of a substantial portion of the net proceeds of this offering. The Company expects to use such unallocated proceeds for working capital and other general corporate purposes, including potential acquisitions. Consequently, the Board of Directors and management of the Company will have significant flexibility in applying the unallocated net proceeds of this offering. See "Use of Proceeds."

Dilution

   Investors participating in this offering will incur an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

Shares Eligible for Future Sale

   Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

Certain Anti-Takeover Effect Provisions Affecting Stockholders

   The Company's Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Certificate of Incorporation and By-laws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Board of Directors will have the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, the Company's authorized Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of the Company's Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such stockholder became an "Interested Stockholder" unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. These provisions, and the provisions of the Certificate of Incorporation and By-laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Preferred Stock" and "--Delaware Law and Certain Charter and By-law Provisions."

                                USE OF PROCEEDS

   The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $27,150,000 ($29,940,000 if the Underwriters' over-allotment options are exercised in full) assuming an initial public offering price of $15.00 per share, after deducting the estimated underwriting discount and commission and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The principal purposes of this offering are to increase the Company's equity capital, create a public market for the Common Stock, increase the visibility of the Company in the marketplace, and facilitate future access by the Company to public equity markets.


   The Company expects to use the net proceeds to the Company from this offering to repay certain outstanding indebtedness and for general corporate purposes, including funding of working capital and growth. The Company anticipates applying approximately $1,760,000 to repay in full two outstanding promissory notes to Connecticut Innovations, Incorporated ("CII"), one dated December 1994, in the principal amount of $286,394 with an annual interest rate of 10% payable in 53 monthly installments and the other dated June 1995 in the principal amount of $1,485,000 with an annual interest rate of 14.5% with interest only payable through July 1997 and principal and interest payable in 60 monthly installments beginning August 1997. In addition, pursuant to a debt agreement dated August 16, 1991, as amended, between the Company and CII (the "CII Agreement"), the Company will make an additional one time payment to CII of $200,000 from the net proceeds of this offering. The Company will also apply $825,000 of the proceeds of this offering to repay promissory notes payable to former holders of Class A and Class B Preferred Stock issued in connection with the Recapitalization. These notes were issued in September 1996 as merger consideration in connection with the reincorporation by merger of the Company from a Connecticut corporation to a Delaware corporation, are interest free and due upon the earlier of completion of this offering and September 27, 1998. The balance of the proceeds of this offering will be applied by the Company for general corporate purposes, including funding of working capital and growth. See "Certain Transactions."


   The Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments. See "Risk Factors--Discretionary Use of Unallocated Net Proceeds."

                               DIVIDEND POLICY

   In 1994, 1995 and 1996, the Company paid cash dividends to the holders of Class A Preferred Stock in the aggregate amounts of $22,500, $33,750 and $36,000, respectively. During 1996, the Company will have paid cash dividends in the aggregate amount of approximately $45,511 to the Class C Convertible Preferred Stock prior to its conversion upon completion of this offering. Other than as described above, the Company currently intends to retain earnings, if any, to support the development of its business and does not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's earnings, financial condition, operating results and current and anticipated cash needs as well as such economic conditions as the Board of Directors may deem relevant.

                                 CAPITALIZATION

   The following table sets forth (i) the unaudited capitalization of the Company at June 30, 1996, (ii) the unaudited pro forma capitalization which gives effect to the Recapitalization and (iii) the unaudited pro forma as adjusted capitalization which gives effect to the sale of 2,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                  June 30, 1996
                                                        -----------------------------------
                                                                               Pro Forma
                                                                   Pro             as
                                                      Actual    Forma (1)     Adjusted (2)
                                                      ------    ---------     ------------
                                                                  (in thousands)

Long-term debt and capital lease obligations          $2,482      $3,307        $   491
Class C Redeemable Convertible Preferred Stock,
  $4,961.24 par value; 250 shares authorized,
  129 issued and outstanding, actual; none issued
  and outstanding, pro forma and pro forma as
  adjusted (Series C Redeemable Convertible
  Preferred Stock)                                       640          --             --
Stockholders' equity (deficit):
Class A Preferred Stock, $25,000 par value;
  50 shares authorized, 18 shares issued and
  outstanding, actual; none authorized or issued
  and outstanding, pro forma and pro forma as
  adjusted                                               400          --             --
Class B Preferred Stock, $250 par value; 2,000
  shares authorized, 1,500 shares issued and
  outstanding, actual; none authorized or issued
  and outstanding, pro forma and pro forma as
  adjusted                                               328          --             --
Preferred Stock, $.01 par value; none authorized or
  issued and outstanding, actual; 2,000,000 shares
  authorized, none issued and outstanding, pro
  forma and pro forma as adjusted                         --          --             --
Common Stock, $.01 par value; 40,000,000 shares
  authorized, 5,124,800 shares issued and 4,875,200
  outstanding, actual (3); 6,165,736 shares issued and
  outstanding, pro forma; 8,165,736 shares issued
  and outstanding, pro forma as adjusted                  51          62             82
Additional paid-in capital                                 0      11,181         38,111
Retained earnings                                        933      (9,293)        (9,293)
Treasury stock                                          (400)         --             --
                                                      ------      ------        -------
  Total stockholders' equity                           1,312       1,950         28,900
                                                      ------      ------        -------
    Total capitalization                              $4,434      $5,257        $29,391
                                                      ======      ======        =======


----------
(1) Includes a one-time, non-cash charge of $10,233,744 to retained earnings and a corresponding increase to additional paid-in capital, $822,959 received by the Company upon exercise of the Warrants and the retirement of 249,600 shares held in treasury. See Note 10 of Notes to Financial Statements.

(2) Excludes 28,435 shares of Common Stock issued on September 30, 1996 to an employee of the Company, 18,333 shares of Common Stock to be issued to an executive officer of the Company upon completion of this offering, 400,000 shares of Common Stock issuable upon the exercise of outstanding options as of September 30, 1996 with a weighted average exercise price of $13.75 per share, and an additional 553,232 and 200,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan, respectively.

(3) After giving effect to the 800-for-1 stock split effected by the Recapitalization.

                                    DILUTION

   The pro forma net tangible book value of the Company as of June 30, 1996 was $1,950,000 or $.32 per share, after giving effect to the Recapitalization. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the Company's total liabilities, divided by the pro forma number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $15.00 per share (after deducting the estimated underwriting discount and commission and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1996 would have been $28,900,000, or $3.54 per share. This represents an immediate increase in pro forma net tangible book value of $3.22 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.46 per share to new investors purchasing Common Stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share                          $15.00
Pro forma net tangible book value per share as of June 30,
  1996                                                          $ .32
Increase per share attributable to this offering                 3.22
                                                                -----
Pro forma net tangible book value per share after this
  offering                                                                 3.54
                                                                         -------
Dilution per share to new investors                                      $11.46
                                                                         =======

   The following table sets forth on a pro forma basis as of June 30, 1996, after giving effect to the Recapitalization, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by the existing stockholders and by the investors purchasing shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share):

                              Shares Purchased          Total Consideration      Average
                         ---------------------------    --------------------      Price
                              Number         Percent      Amount     Percent    Per Share
                         -----------------   -------    ----------   -------    ---------
Existing stockholders        6,212,504 (1)     75.6%   $ 2,290,027      7.1%     $  .37
New investors                2,000,000         24.4     30,000,000     92.9       15.00
                             ---------        -----    -----------    -----
Total                        8,212,504        100.0%   $32,290,027    100.0%
                             =========        =====    ===========    =====

---------
(1) Includes 28,435 shares of Common Stock issued to an employee of the Company on September 30, 1996 and 18,333 shares of Common Stock to be issued to an executive officer of the Company upon completion of this offering. See "Certain Transactions."

The foregoing tables assume no exercise of the Underwriters' over-allotment options. See "Underwriting." To the extent that any stock is purchased or stock options granted in the future are exercised pursuant to the Company's 1996 Employee Stock Purchase Plan and 1996 Stock Incentive Plan, there will be further dilution to new investors. See "Management--Executive Compensation."

                            SELECTED FINANCIAL DATA
                    (in thousands, except per share data)

   The following selected financial information with respect to the Company's statements of operations for the years ended December 31, 1993, 1994 and 1995 and with respect to the Company's balance sheets as of December 31, 1993, 1994 and 1995 have been derived from the Company's Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and, except for the balance sheet as of December 31, 1993, appear elsewhere in this Prospectus. The selected financial information with respect to the Company's statements of operations for the years ended December 31, 1991 and 1992 and with respect to the Company's balance sheet as of December 31, 1991 and 1992 has been derived from the Company's unaudited financial statements. The selected financial information with respect to the Company's statements of operations for the six months ended June 30, 1995 and 1996, and with respect to the Company's balance sheet as of June 30, 1996 has been derived from the Company's unaudited financial statements included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of such periods. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                       Six Months
                                                Year Ended December 31,              Ended June 30,
                                       ------------------------------------------   ----------------
                                       1991     1992     1993     1994     1995      1995     1996
                                       -----    -----    -----    -----    ------    -----   -------
Statements of Operations Data:
Revenue                               $ 299   $1,646   $3,146   $6,324   $10,821   $4,886    $7,865
Costs and expenses:
 Operating expenses                     233      568      834    1,647     2,788    1,194     1,848
 General, administrative and
   selling expenses                     551    1,218    1,575    2,410     4,601    2,070     2,683
 Depreciation and amortization           10      114      242      406       641      275       438
 Systems development and
   programming costs                     13        6      298      755     1,183      453       964
                                      -----   ------   ------   ------   -------   ------    ------
Total cost and expenses                 807    1,906    2,949    5,218     9,213    3,992     5,933
                                      -----   ------   ------   ------   -------   ------    ------
Operating income (loss)                (508)    (260)     197    1,106     1,608      894     1,932
Other income                             12        5       50       29        49       23        12
Interest expense                        (55)    (210)    (329)    (390)     (453)    (236)     (218)
                                      -----   ------   ------   ------   -------   ------    ------
Income (loss) before income tax
  expense                              (551)    (465)     (82)     745     1,204      681     1,726
Income tax expense                       --       --       --       37       378      214       732
                                      -----   ------   ------   ------   -------   ------    ------
Income (loss) before extraordinary
  item                                 (551)    (465)     (82)     708       826      467       994
Extraordinary loss (net of $158
  tax benefit)                           --       --       --       --      (224)    (224)       --
                                      -----   ------   ------   ------   -------   ------    ------
Net income (loss)                     $(551)  $ (465)  $  (82)  $  708   $   602   $  243    $  994
                                      =====   ======   ======   ======   =======   ======    ======
Per common share data (1):
Pro forma income before
  extraordinary item                                                     $   .13   $  .07    $  .16
Extraordinary loss                                                          (.03)    (.03)       --
                                                                         -------   ------    ------
Pro forma net income                                                     $   .10   $  .04    $  .16
Shares used in determining pro                                           =======   ======    ======
  forma income per common share                                            6,166    6,166     6,166
                                                                         =======   ======    ======

                                                      December 31,                    June 30, 1996
                                         -------------------------------------   ----------------------
                                                                                                As
                                         1991    1992    1993    1994     1995   Actual    Adjusted (2)
                                         ----    ----    ----    ----     ----   ------   -------------

Balance Sheet Data:
Cash, cash equivalents and short term
  investments                           $ 251  $  308  $  457  $  512   $1,468   $1,372       $26,108
Working capital                           288     243     164     157    1,210    2,256        27,213
Current assets                            321     671     971   1,457    3,117    4,029        28,764
Current liabilities                        33     429     807   1,300    1,907    1,773         1,551
Total assets                              430   1,193   1,917   2,651    5,434    6,500        31,236
Total long-term debt and capital
  lease obligations                       636   1,055   1,501   1,353    2,437    2,482           491
Redeemable Preferred Stock--Class C        --      --      --      --      640      640            --
Total stockholders' equity (deficit)     (239)   (310)   (503)   (186)     379    1,312        28,900


-----------
(1) Computed on the basis described in Note 10 of Notes to Financial
    Statements.

(2) Adjusted to give effect to the Recapitalization, the sale by the Company of Common Stock offered hereby assuming an initial public offering price of $15.00 per share of Common Stock and the application of the net proceeds therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   The Company provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop transactional billing and management information solutions for its customers under exclusive contracts with terms ranging from three to four years.

   The Company derives services revenue (i) primarily from service contracts, whereby a customer contracts with the Company to operate and maintain its transactional billing system and (ii) to a lesser extent, from the development of new software and enhancement of existing installed systems together with the provision of related customer maintenance and training, which is largely billed on a time and materials basis. Service revenue related to the operation of customers billing systems accounted for 100%, 93.5%, 97.4% and 99.0% of total revenue for 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. Services are generally billed monthly and service revenue is recognized in the period in which the services are provided.

   License fees comprise the remainder of the Company's revenue and are largely recognized upon execution of the licensing agreement at the time of delivery of the software to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software, license fees are recorded over the expected installation period or the term of the respective contract. As a result, the amount of revenue realized by the Company from license fees in a particular period depends largely on the number of product installations during that period, and the extent to which any significant obligations are outstanding.

   Driven by the requirements of the telecommunications services market, the Company's revenue have grown rapidly in recent years, increasing from approximately $3.1 million in 1993 to $6.3 million and $10.8 million in 1994 and 1995, respectively. For the 12-month period ended June 30, 1996, recurring revenue accounted for over 93.8% of total revenue and 80.5% of the Company's revenue was generated by companies which have been customers for at least one year.

   Operating expenses are comprised primarily of the salaries and benefits of technical service representatives, operations personnel and quality assurance representatives and costs to produce and distribute invoices for customers.

   General, administrative and selling expenses consist mainly of the salaries and benefits of management and administrative personnel and general office administration expenses (rent and occupancy, telephone and other office supply costs) of the Company.

   Systems development and programming costs are comprised of the salaries and benefits of the employees involved in internal software development. Prior to 1993, Company software was under development and all related costs were expensed. In 1993, the Company began to capitalize certain software developments costs in accordance with the Statement of Financial Accounting Standards (SFAS) No. 86. Amounts capitalized are amortized over five years.

Results of Operations

   The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996:

                                                                   Six Months
                                     Year Ended December 31,     Ended June 30,
                                     -----------------------    ---------------
                                      1993     1994     1995     1995     1996
                                      ----     ----     ----     ----     -----
Revenue                              100.0%   100.0%   100.0%   100.0%    100.0%
Costs and expenses:
 Operating expenses                   26.5     26.0     25.8     24.4      23.4
 General, administrative and
   selling expenses                   50.1     38.1     42.5     42.4      34.1
 Depreciation and amortization         7.7      6.4      5.9      5.6       5.6
 Systems development and
   programming costs                   9.4     12.0     10.9      9.3      12.3
                                     -----    -----    -----    -----     -----
Total costs and expenses              93.7     82.5     85.1     81.7      75.4
                                     -----    -----    -----    -----     -----
Operating income                       6.3     17.5     14.9     18.3      24.6
Other income                           1.6      0.5      0.4      0.4       0.1
Interest expense                     (10.5)    (6.2)    (4.2)    (4.8)     (2.8)
                                     -----    -----    -----    -----     -----
Income (loss) before income tax
  expense                             (2.6)    11.8     11.1     13.9      21.9
Income tax expense                      --      0.6      3.5      4.4       9.3
                                     -----    -----    -----    -----     -----
Income (loss) before
  extraordinary item                  (2.6)    11.2      7.6      9.5      12.6
Extraordinary loss                      --       --     (2.0)    (4.5)       --
                                     -----    -----    -----    -----     -----
Net income (loss)                     (2.6)%   11.2%     5.6%     5.0%     12.6%
                                     =====    =====    =====    =====     =====

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

Revenue

   Revenue increased 61.0% from $4,885,770 for the six months ended June 30, 1995, to $7,864,641 for the same period in 1996, due primarily to the addition of new customers and the growth of revenue from existing customers.

Operating expenses

   Operating expenses increased 54.8% from $1,193,880 for the six months ended June 30, 1995, to $1,847,718 for the same period in 1996, due primarily to the addition of personnel hired during the period to support the growth of the Company's business. As a percentage of sales, operating expenses decreased from 24.4% for the first six months of 1995 to 23.4% for the same period in 1996.

General, administrative and selling expenses

   General, administrative and selling expenses increased 29.6% from $2,070,218 for the six months ended June 30, 1995, to $2,683,019 for the same period in 1996. This increase was due primarily to increases in employee compensation and benefits, including employment agency fees and relocation costs, of $368,000, rent expense of $80,500, executive officers salaries, bonuses and other benefits of $65,700 and other administrative expenses as a result of the growth of the Company. As a percentage of revenue, general, administrative and selling expenses decreased from 42.4% for the six months ended June 30, 1995, to 34.1% for the same period in 1996, due primarily to economies of scale and the growth of the Company's revenue. The Company expects that its general, administrative and selling expenses will increase as it continues to expand its direct sales force and its marketing activities, but that such increases will be offset in part by decreases in salaries and bonuses paid to senior management after this offering.

Depreciation and amortization

   Depreciation and amortization increased 59.1% from $275,108 for the six months ended June 30, 1995, to $437,708 for the same period in 1996. The increase was due primarily to both the purchase of new equipment to support the Company's growth and the investment in the development of the Company's integrated system. As a percentage of revenue, depreciation and amortization remained consistent at 5.6%.

Systems development and programming costs

   Systems development and programming costs increased 113.0% from $452,761 for the six months ended June 30, 1995, to $964,390 for the same period in 1996, due primarily to increased programming support required by customers and additional software features offered on the Company's integrated system. As a percentage of revenue, systems development and programming costs increased from 9.3% for the six months ended June 30, 1995, to 12.3% for the same period in 1996, due to additional software features offered and under development by the Company.

Interest expense

   Interest expense decreased 7.4% from $235,906 for the six months ended June 30, 1995, to $218,416 for the same period in 1996, due primarily to interest cost reductions resulting from the restructuring of debt to CII.

Income tax expense

   Income tax expense increased 241.9% from $214,086 for the six months ended June 30, 1995, to $732,000 for the same period in 1996, due primarily to the $751,285 increase in net income for the six months ended June 30, 1996 as compared to the comparable period in 1995. The effective tax rate increased to 42.4% for the six months ended June 30, 1996 from 31.5% for the comparable period in 1995 due primarily to debt consolidation expense benefits occurring in 1995 which did not recur in 1996.

Extraordinary loss

   On June 30, 1995, the Company refinanced existing debt with CII and recorded an extraordinary loss of $223,696, net of $158,038 in tax benefits. Such extraordinary loss was due to negotiated acceleration of payments in connection with the early termination of a debt agreement.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Revenue

   Revenue increased 71.1% from $6,324,041 in 1994, to $10,820,815 in 1995, due primarily to the addition of new customers and the growth of continued revenue from existing customers.

Operating expenses

   Operating expenses increased 69.3% from $1,646,852 in 1994, to $2,787,687 in 1995, due primarily to the addition of new personnel required to support the growth of the Company's business. As a percentage of revenue, such expenses decreased slightly from 26.0% in 1994, to 25.8% in 1995.

General, administrative and selling expenses

   General, administrative and selling expenses increased 91.0% from $2,409,683 in 1994, to $4,601,242 in 1995. As a percentage of revenue, general, administrative and selling expenses increased from 38.1% in 1994 to 42.5% in 1995. This increase was due primarily to increases in executive officers salaries, bonuses and other benefits of $1,263,600, general office expenses of $368,300, employee compensation and benefits, including employment agency fees and relocation costs, of $324,600, advertising expenses of $65,000 and other administrative expenses as a result of the growth of the Company. The Company expects that its general, administrative and selling expenses will increase as it continues to expand its direct sales force and its marketing activities, but that such increases will be offset in part by decreases in salaries and bonuses paid to senior management after this offering.

Depreciation and amortization

   Depreciation and amortization increased 57.9% from $405,873 in 1994, to $640,917 in 1995 primarily due to the purchase of computer equipment and the increased spending on research and development related to the enhancement of the Company's ITDS 10X system to support Unix based file servers and further development of its integrated billing and management information system. Depreciation and amortization expenses decreased as a percentage of revenue from 6.4% in 1994 to 5.9% in 1995 primarily due to the growth in revenue.

Systems development and programming costs

   Systems development and programming costs increased 56.6% from $755,387 in 1994, to $1,183,141 in 1995, primarily due to increased programming support required by a larger customer base and additional software features offered on the Company's system. As a percentage of revenue, system development and programming costs decreased from 12.0% in 1994, to 10.9% in 1995 primarily due to the growth in revenue. In addition, in 1995 the Company capitalized $479,316 in software development costs.

Interest expense

   Interest expense increased 16.2% from $389,793 in 1994, to $452,925 in 1995, primarily due to the increase in capital leases for computer equipment required by the Company.

Income tax expense

   Income tax expense increased 933.1% from $36,666 in 1994, to $378,786 in 1995, primarily due to the fact that the Company fully utilized its net operating loss carryforward credits in 1994. The Company's effective tax rate was 31.5% in 1995 and 4.9% in 1994. The increase in the rate was primarily the result of the reduction in net operating loss carryforwards.

Extraordinary loss

   On June 30, 1995, the Company refinanced existing debt with CII and recorded an extraordinary loss of $223,696, net of $158,038 in tax benefits. Such extraordinary loss was due to negotiated acceleration of payments in connection with early termination of the debt agreement.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

Revenue

   Revenue increased 101.0% from $3,145,934 in 1993, to $6,324,041 in 1994, due primarily to the addition of new customers and the growth of continued revenue from existing customers.

Operating expenses

   Operating expenses increased 97.4% from $834,337 in 1993, to $1,646,852 in 1994, primarily due to the addition of personnel hired during the period to support the growth of the Company's business. As a percentage of revenue, operating expenses decreased from 26.5% in 1993, to 26.0% in 1994, primarily due to the growth in revenue.

General, administrative and selling expenses

   General, administrative and selling expenses increased 53.0% from $1,575,407 in 1993, to $2,409,683 in 1994. This increase was due primarily to increases in employee compensation and benefits, including employment agency fees and relocation costs, of $199,600, general office expenses of $162,900, legal expenses of $153,700, and other administrative expenses as a result of the growth of the Company. As a percentage of revenue, general, administrative and selling expenses decreased from 50.1% in 1993 to 38.1% in 1994, reflecting economies of scale and the growth in the Company's revenue.

Depreciation and amortization

   Depreciation and amortization increased 67.7% from $241,953 in 1993, to $405,873 in 1994, primarily due to both the purchase of equipment to support the Company's growth and the investment in the development of the Company's integrated system. As a percentage of revenue, depreciation and amortization decreased from 7.7% in 1993 to 6.4% in 1994, primarily due to the growth in revenue.

Systems development and programming costs

   Systems development and programming costs increased 154.0% from $297,344 in 1993, to $755,387 in 1994. As a percentage of revenue, systems development and programming costs increased from 9.4% in 1993, to 12.0% in 1994. These increases were primarily due to increased programming support required by customers and additional software features offered on the Company's integrated system.

Interest expense

   Interest expense increased 18.4% from $329,326 in 1993, to $389,793 in 1994. The increase was due primarily to the increase of capital leases for computer equipment and an additional working capital note provided to the Company by CII in November 1993.

Income tax expense

   Income tax expense increased to $36,666 in 1994 and the effective tax rate increased to 4.9% as a result of the Company being in a net loss position as of December 31, 1993.

Liquidity and Capital Resources

   The Company has financed its operations to date primarily through private placements of debt and equity securities, cash generated from operations and equipment financing.

   As of June 30, 1996, the Company had $1,031,990 of cash and cash equivalents, $340,200 in United States Treasury Notes, $2,333,856 in net trade accounts receivable, and $2,256,059 of working capital.

   In the twelve months ended December 31, 1995, the Company generated $1,301,954 in net cash flow from operating activities and $87,445 in net cash flow from financing activities including the sale of shares of the Class C Convertible Preferred Stock for $640,000. The cash generated from operations and the proceeds from such Class C Convertible Preferred Stock enabled the Company to fund its operations, apply $479,316 to product development costs, purchase $245,069 of investments, and make $442,804 in principal payments on long-term debt and capital lease obligations.

   At December 31, 1994, the Company had outstanding an aggregate of $1,316,575 payable to CII under certain debt agreements dated August 16, 1991 and July 21, 1992 with face amounts of $600,000 and $350,000, respectively. These loans required payment of principal and interest in the form of quarterly payments which were calculated based on the Company's revenue for the period multiplied by a specified percentage rate. These loans were structured such that they would be considered paid in full based upon the aggregate payments (principal and interest) at specified dates. Based on the estimated payments, the imputed interest rate approximated 25% at December 31, 1994. On June 30, 1995, the Company refinanced these loans with CII into one loan with a principal amount of $1,485,000 at a 14.5% interest rate. Under the terms of this loan agreement, the Company will pay interest of $17,944 monthly for two years and $34,940 monthly subsequent to that for principal and interest through July 2002. Also, under the CII Agreement, the Company will make a one-time payment to CII of $200,000 upon the completion of this offering.

   The Company also has a loan payable to CII, which was originally issued in 1993 and refinanced in December 1994. The Company intends to pay the entire amount outstanding under the note ($286,394 as of July 31, 1996) with the proceeds from this offering. This new note includes principal plus accrued interest on the original loan and is payable in equal monthly installments over 60 months and had a balance of $326,273 at December 31, 1995. In connection with the CII loans, the Company issued two warrants to CII to purchase an aggregate of 5.4% of the outstanding capital stock of the Company. CII has agreed to exercise the Warrants immediately prior to this offering, for an aggregate of 334,524 shares of Common Stock at an aggregate purchase price of $822,959.

   Substantially all assets of the Company are pledged under the various debt agreements with CII.

   The Company believes that its existing capital resources as well as the letter of credit and credit facility described in Note 10 to the Financial Statements are adequate to meet its cash requirements for the foreseeable future. There can be no assurance, however, that changes in the Company's plans or other events affecting the Company's operations will not result in accelerated or unexpected expenditures.

   The Company may seek additional funding through public or private financing. There can be no assurance, however, that additional financing will be available from any of these sources or will be available on terms acceptable to the Company.

   To date, inflation has not had a significant impact on the Company's operations.

Recent Accounting Pronouncements

   In November 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 addresses the financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 permits an entity to either record the effects of stock-based employee compensation plans in the financial statements or present pro-forma disclosures in the notes to the financial statements. In connection with the adoption of SFAS No. 123 during 1996, the Company will elect to provide the appropriate disclosures in the Notes to the Company's Financial Statements.

Quarterly Results

   The following table sets forth certain unaudited quarterly financial data for each of the four quarters in the year ended December 31, 1995 and the first two quarters of 1996. In the opinion of the Company's management, unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments considered necessary for the fair presentation of the information for the periods presented. The quarterly information should be read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of results of operations for any future period.

                                                               Three Months Ended
                                      --------------------------------------------------------------------
                                      Mar. 31,    June 30,    Sept. 30,    Dec. 31,   Mar. 31,    June 30,
                                        1995        1995        1995         1995       1996        1996
                                      --------    --------   ---------    --------    --------   --------
                                                                 (in thousands)
Statements of Operations:
Revenue                                $2,179      $2,707      $2,958       $2,977     $3,934      $3,931
Operating expenses                        584         609         809          786        921         927
General, administrative and
  selling expenses                        902       1,169       1,246        1,284      1,326       1,357
Depreciation and amortization             131         144         175          191        278         160
Systems development and
  programming costs                       226         227         328          402        427         538
                                       ------      ------      ------       ------     ------      ------
                                        1,843       2,149       2,558        2,663      2,952       2,982
                                       ------      ------      ------       ------     ------      ------
Operating income                          336         558         400          314        982         949
Other income                                8          15          14           13          8           5
Interest expense                         (126)       (110)        (77)        (140)      (109)       (109)
                                       ------      ------      ------       ------     ------      ------
Income before income tax expense          218         463         337          187        881         845
Income tax expense                         68         146         106           59        322         410
                                       ------      ------      ------       ------     ------      ------
Income before extraordinary item          150         317         231          128        559         435
Extraordinary loss                         --        (224)         --           --         --          --
                                       ------      ------      ------       ------     ------      ------
Net income                             $  150      $   93      $  231       $  128     $  559      $  435
                                       ======      ======      =======      ======     ======      ======

Quarterly Information

   The Company's quarterly operating results have fluctuated and will continue to fluctuate from period to period. See "Risk Factors--Potential Fluctuations in Quarterly Results."

                                    BUSINESS

   ITDS provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of the market segment, geographic area or mix of network features and billing options. The Company provides its services to customers under exclusive contracts with terms typically ranging from three to four years, and bills customers monthly, typically on a per-subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

   In recent years, the telecommunications services industry has experienced rapid growth and dramatic change, ranging from the introduction of such new technologies as cellular, PCS and satellite communications, to new features and services, in a wide variety of combinations and at a great diversity of prices. The Company's systems are designed to respond to the dynamic requirements of this market for cost-effective transactional billing solutions by drawing on the Company's core technology, which does not require significant reconfiguration or customization to be applied across market segments, geographic areas and customer types. The Company's software currently supports both of the two predominant cellular telecommunications protocols, Advanced Mobil Phone Systems ("AMPS"), an analog service predominant in the U.S., and the Global System for Mobile Communication ("GSM"), an international digital service, as well as other emerging digital standards.

   The Company's advanced billing and management information system, ITDS 10X, forms the foundation for its integrated suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management and data archiving. Its modular system architecture permits providers to draw on those features and functions most appropriate to their specific requirements in a fully-integrated software solution. The Company's software and services allow its customers to address the demands of a rapidly evolving marketplace by enabling them to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information systems; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.

Industry Background

General

   The U.S. telecommunications industry currently generates approximately $200 billion in annual revenue and has experienced rapid change and greatly increased competition in recent years. Deregulation and rapid technological advances are resulting in convergence of previously separate segments of the telecommunications market. Markets that were once rigidly segmented by service within geographical areas are converging into a single, world-wide communications market, which includes both traditional service providers and a variety of new participants. Each segment of these converging markets is experiencing significant growth, increased complexity in service offerings and greater competition.

   The telecommunications industry historically has been subject to significant regulatory barriers to entry, but regulatory changes in recent years have dramatically lowered the barriers to competition. In February 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was enacted into law. The stated purposes of the Telecommunications Act are to reduce regulations, promote competition and encourage the rapid employment of new telecommunications technologies. The Telecommunications Act is expected to increase competition in the telecommunications services market in the United States by allowing local, long distance and cable companies to offer competing services provided they meet specified regulatory benchmarks. Many service providers are expected to compete by offering multiple services, including combinations of local exchange, long distance, wireless and data communications services to customers in single or multiple geographic markets without the delay or limitations historically imposed by regulatory approvals. Increasingly, each market will have a range of vendors offering similar services, requiring innovative differentiation in services and rates.

   At the same time, rapidly evolving technical changes have dramatically increased the features and services available to subscribers. These changes have ranged from the evolution of entirely new communications media, such as satellite transmission, to innovative services, such as PCS, to a rapidly evolving and growing range of services and features. For example, many cellular providers are now offering such innovative features as group ringing, which initiates a call on all of an individual's lines (whether business, personal or mobile) and connects the call as soon as one line is answered, and cell site sensitive billing, which, for example, enables carriers to apply local wireline rates for calls to or from a cellular telephone within the vicinity of the subscriber's home or business and apply cellular rates elsewhere. Improved switching technology is permitting local exchange telecommunications services providers to offer a variety of new features and services to their subscribers such as call delivery beyond the subscriber's home area, call waiting, voice mail and others.

   Internationally, privatization and deregulation are resulting in similar increases in competition, the emergence of newly authorized telecommunications providers, and the provision of additional features over a variety of media. As the new markets are opened to competition, local and emerging service providers typically compete for market share through alliances with more established carriers, such as the local telephone company, initially by providing access to service and then by providing competitive prices and introducing new features and services. In addition, technological advances and global expansion by multi-national service carriers, and the economies of installation of cellular systems in comparison with wireline systems, are opening markets in less developed countries to enhanced telecommunications services and increased competition. In many foreign countries, different technologies have been adopted for the implementation of wireless communications. For example, the analog AMPS standard is utilized in the United States, while GSM has widely been adopted in the rest of the world.

Wireless Communications

   The rapid changes and dramatic growth driven by these forces is especially evident in the provision of wireless services, including cellular, paging and PCS. The Cellular Telecommunications Industry Association ("CTIA") estimates that the number of cellular subscribers in the United States increased from 340,000 in December 1985 to 33.7 million in December 1995. In 1995, cellular providers generated more than $19 billion in revenue in the United States, while paging providers generated more than $3 billion in revenue from approximately 25 million subscribers. In addition to growth in the cellular telephone market, the emergence of new wireless communications technologies and services, such as PCS and satellite-based telephony, is expected to increase the quality and capabilities of wireless communications, including, to varying degrees, seamless roaming, increased service coverage, improved signal quality and greater data transmission capacity.

   Both existing and new service providers in other communications markets are pursuing opportunities in the wireless industry. For example, equipment vendors such as Motorola are involved in joint ventures to offer telephony and paging services, while cable companies actively pursue such evolving wireless markets as PCS. All these providers continue to experience regular hardware and software upgrades from no less than a dozen major switching network suppliers, as the features and technology in the wireless marketplace continue to evolve.

   While the number of cellular service subscribers in the United States has grown substantially in recent years, the average revenue per subscriber has declined and is expected to decrease further. The CTIA has reported that revenue per subscriber declined 47% from 1987 to 1995. Cellular service providers are anticipating significantly increased price competition in the wireless telecommunications industry as providers of PCS and other services emerge in the geographic markets previously served only by cellular carriers, requiring them to differentiate services and adopt innovative rate tariffs.

Other Segments

   Other segments of the telecommunications services industry are experiencing similar change and convergence. Wireline providers, including providers of local, long-distance, network access and related services, provide services to approximately 93 million customers in the U.S., generating more than $174 billion in 1994. Deregulation has spurred the creation of new entrants in both the local and long distance market and has increased competitive pricing pressures among all providers. Regional Bell Operating Companies (RBOCs) and long-distance providers compete with providers of wireless services through the purchase of cellular companies and PCS licenses, while wireline providers are pursuing opportunities in the cable market. At the same time, utility companies are leveraging their existing electrical and fiber optic infrastructures to provide telecommunications services to their customers. In addition, on-line service providers, including companies such as Prodigy, America Online and CompuServe, have generated a large and rapidly growing market for the provision of a range of services including electronic mail, news, and other information, as well as home shopping and access to the Internet.

Traditional Transactional Billing

   Transactional billing is the process of matching specific calling events with a subscriber database. Historically, this was primarily a billing process, used in order to generate invoices for wireless, long-distance and local service by individual and business users. In light of the competitive and price pressures faced by service providers, and the proliferation of service features and pricing options within the telecommunications services industry, the billing function is continuing to evolve from primarily a service support function to a marketing and revenue enhancement device used to differentiate the increasingly fungible services offered by providers. Transactional billing is becoming an increasingly significant interface with the subscriber, and is therefore a critical element of attracting, communicating with, and retaining customers.

   Many telecommunications services providers in the U.S. have traditionally used transactional billing systems developed internally or through cooperative joint ventures for operation on a provider's mainframe computer. These "legacy" systems typically are difficult to maintain and modify, and often do not meet the multiple and evolving needs of a service provider. Legacy systems often cannot be integrated with other information sources within a provider's organization, or databases outside an organization. Introduction of changes in parameters such as price and service often requires significant reconfiguration or reprogramming. These traditional means of billing and monitoring service have proven inadequate to respond to the evolving and dynamic requirements of the telecommunications services marketplace. The enormous growth in number of subscribers, and the proliferation and range of services offered, require highly capable, flexible and scalable support systems, which can adequately support the size and nature of customer offerings on a cost effective basis.

   Other service providers have elected to out-source billing and management information-related functions because of the significant level of technological expertise and capital resources required to implement systems successfully. In addition, many emerging telecommunications services providers lack any transactional billing infrastructure at all. One of the primary challenges that these newer service providers face is to bring new services to market quickly. They typically focus their capital resources on developing networking and switching technology and on creating marketable services rather than on creating billing systems. These providers typically seek to outsource the billing functions because efficient flexible billing solutions are often too costly and time consuming to develop internally.

   To survive in an increasingly competitive environment, all these providers need solutions which

   (bullet) enable them to differentiate themselves quickly and efficiently in a crowded and highly fungible market through the development, validation, implementation and support of innovative rate structures and changing mixes of service and feature offerings;

   (bullet) integrate seamlessly with their corporate management information services, so that providers can use the data generated for operational and other strategic purposes as an integral part of their marketing and sales plans; and

   (bullet) offer flexibility and reliability as critical components of subscriber relations, communication and retention.

The ITDS Solution

   The Company's solution is based upon an integrated software system that not only provides reliable and accurate transactional billing and management information support, but also includes the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, automation of inventory management, and data archiving on a fully-integrated basis, running in either single or multiple telecommunications services markets, including cellular, paging, long distance and satellite. In comparison with traditional solutions, the Company's software and services:

   (bullet) permit providers to develop, validate, implement and support rate changes without the corresponding requirement to develop or change support systems, reducing the time to introduce new marketing or sales strategies;

   (bullet) permit providers to introduce new features or combinations of features, either directly or with others, on a timely basis;

   (bullet) assure that providers have immediate access to multiple databases on a fully-integrated basis, to improve marketing and sales planning;

   (bullet) deliver accurate, timely and useful billing information to customers, regardless of mix or change in level of service and rates, to facilitate customer attraction and retention; and

   (bullet) improve providers' cash flows and reduce bad debt by detecting fraud and delivering accurate and timely receivable and collection information across systems and service offerings.

The ITDS Strategy

   The Company's goal is to become a leading provider of integrated transactional billing and management information products and services to the converging telecommunications service industry in the United States and internationally. Key elements of its strategy include:

   (bullet) Expand Sales to Wireless Services Providers. The Company believes that the wireless segment of the telecommunications services market will continue to grow rapidly and will be characterized by both increased competition and heightened subscriber expectations. To date, the Company has built a significant customer base among smaller and mid-sized wireless providers. The Company intends to build upon this base by adding additional wireless services providers, including providers of PCS and satellite services, as well as larger telecommunications services providers which need the same innovative, flexible solutions that the Company has developed to meet the needs of its existing customer base.

   (bullet) Leverage Technology Features to Address Requirements of Related
            Market Segments. The Company believes it is well positioned to leverage its technology base by offering transactional billing and management information solutions to providers in such other telecommunications services market segments as wireline and data transmission, Internet and other enhanced services. Expansion into these additional sources of potential revenue will not require commensurate investment in software development because the Company's existing core technology already meets the more challenging and demanding requirements of the wireless segment of the market, while enabling the Company to offer features and functions to meet provider requirements.

   (bullet) Expand International Operations. The Company believes that the same market pressures created by deregulation and technological advances will increase the demand internationally for flexible and integrated transactional billing and management information solutions. In addition, the Company believes that the flexibility of its system will permit it to address the requirements of international telecommunications services providers without the need for significant reconfiguration. For example, the Company's system currently supports the provision of cellular services based on GSM technology, which has been widely adopted outside the U.S., as well as other emerging digital services. The Company intends to pursue international opportunities by leveraging relationships with domestic customers that may be expanding overseas, by seeking strategic international partners, and by selling directly abroad.

   (bullet) Leverage Employee Experience. The Company's employees are largely dedicated to the support and service of its customers, from initial conversion and implementation of the Company's technology, to on-going support and provision of "back-office" services. As a result of their experience with customer requirements and the needs of the telecommunications services industry generally, the Company's employees are able to configure the Company's technology to provide a focused and appropriate solution for each customer's requirements on a timely and cost-effective basis. The Company believes that this expertise is an important competitive advantage which it intends to leverage in retaining existing customers and expanding its customer base.

   (bullet) Expand Direct Sales and Develop Strategic Relationships.
            Historically, the Company has built its customer base primarily through the efforts of its senior management. In order to achieve its targeted levels of growth and build its customer base among larger telecommunications services providers, the Company has recently begun to invest significantly in the development of a direct sales force and sales support organization. In recent months, the Company has expanded its sales force as the nucleus of this effort. The Company is also seeking to create additional strategic distribution and marketing alliances and to enter new markets, through relationships with hardware vendors and equipment providers. For example, the Company works with Hewlett-Packard to develop software systems compatible with Hewlett-Packard hardware and serves as a reseller of Hewlett-Packard equipment configured for the Company's software.

Products and Services

Core System

   The Company provides its customers with integrated transactional billing and management information solutions through the installation of its software systems and the provision of billing services. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant subscriber billing and other data, as well as to support a wide range of transactional billing and subscriber management functions. The Company processes the billing information through the use of its software, eliminating the need for customers to maintain their own "back-office" data processing operation. Customers contract for the use of the Company's software and the provision of the Company's services on a long-term exclusive basis, generally between three and four years, and are billed monthly on a per-subscriber basis.

   The Company's suite of ITDS integrated applications allows customers the flexibility of rapidly changing their billing services to implement, for example, immediate rate plan changes for access, toll usage or toll discounts without the need for programming. Drawing on its client/server architecture, the system can be integrated with a customer's other communication and data systems to provide customers with the ability to obtain real-time billing information and to generate up-to-date subscriber analysis and reports. The ITDS 10X system does not require any customer dedicated circuits, and customers can maintain the system along with rate tables and subscriber databases on their local network, while utilizing the system to interface with external databases and systems as appropriate. To further assure its operational flexibility and usefulness, the system supports key industry standards such as the CIBER standard for the wireless clearinghouse for AMPS cellular systems in the U.S. and the TAP standard for international clearinghouse for GSM cellular systems. The Company also interfaces with major U.S. credit bureaus, the Federal Reserve system and various U.S. banks for electronic funds transfer and credit card transactions. The ITDS 10X system includes a complete library of billing and financial reports for production as part of the month-end billing process. These reports provide customers with critical transactional billing data and can be modified or configured by customers to respond most appropriately to their specific information requirements. The following diagram illustrates the integrated features and interfaces of the Company's core technology:

                         [Text Representation of Chart]

                            (Home & Roam
Switch            Call    Billing Records)     ITDS 10X(R) Subscriber
MTSO   ---->   Collector  -------------------> Data Base
                                                     |
                                                     |
                                                     |
                                                     |
---------------------------------------------------------------------------
     |         |       |      |       |      |       |       |      |     |
SwitchLink     |       |   CreditLink |      |    Payment    |      | 10XArchive
Provisioning   |       |      |       |      |    Options    |      |    CD/ROM
               |       |      |       |      |       |       |      |
               |       |      |     Point    |       |       |      |
       Debit/Threshold |      |       Of     |       |InventoryScan |
          Billing*     |      |     Sale     |       |              |
                       |      |      | |     |       |              |
                       |      |      | |     |       |              |
              General Ledger  |      | | Collections |            10XWrite
                 Interface    |      | |    Module   |          Report Writer
                    |         |      | |             |
                    |          ------   -------------------------------------
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                 Client         Credit    Credit   ITDS       |    ACH Bank
               Accounting       Bureau     Cards  PayScan     |      Draft
                System                                        |
                                                           Direct
                                                          Invoice

* Under Development

The ITDS 10X system performs each of the following transactional billing, subscriber management and information functions, while updating relevant customer database on a real-time basis:

   On-Line Subscriber Care and Management Support--Provides end-to-end support for all subscriber interface requirements:

  Subscriber Order Entry                 Credit Bureau Interface

  Integrated Point of Sale               Transactional Credit Card Billing

  Phone Number Assignment                Rate & Feature Assignment

  Switch Provisioning Interface          Equipment Inventory Assignment & Tracking

  Lead Generation & Tracking             Multiple Account Receivable Options

  Automatic Clearinghouse for Bank       Automatic Call Credit Adjustments
    Draft Payments

  Multi-tiered Security Systems          On-Line What-if Plan Selection

  Automatic Notes and Reminders          Multiple Search Keys at Account or Phone Level

   Message Processing and Rating--Includes the collection of raw call detail records from the customer's switch network, and the editing, formatting, rating and guiding of all traffic events necessary to produce subscriber invoices, traffic reports and other call related information:

  Data Collection from all Switch       Polling or Receipt of Near Real Time
    Types                               Records

  Roamer In/Out Collect Processing      Up to 999 Rate Plans per Market

  Error Management & Reporting          Rating, Re-rating and "Pseudo
                                        Roaming" Support

  Discounts by Amount or Percentage     Variable Time Periods for Air and/or
                                        Toll

  Selective or Global Exceptions        Unlimited Toll Plans On-line

   Billing & Invoicing--Application of rated messages to invoices, summary files and reports:

  Multiple Bill Cycles by Market        FIFO Overdue Payment Application

  Balance Forward Billing               Invoice Format Options

  Multiple Level Invoices               Global, Group or Individual Messages

  Full Lockbox Support                  Federal Reserve Bank Interface

  Currency Conversion                   Language Options

  International Addressing              Print Fulfillment Options

   Although customers can perform their own on-site cycle-end rating and bill processing by licensing the Company's batch billing software, most customers elect to contract with the Company to perform those functions for them at the Company's data center. Customers transmit call detail records from their switching network or network provider directly to the Company's data center. In addition, the Company can extract necessary data from the customer's file server. The Company formats, guides, rates, and taxes the call records in accordance with the appropriate subscriber parameters and produces print image data output and various reports. The Company's bill verification personnel add an additional level of assurance that subscriber invoices and management reports are accurate and timely. The Company then arranges with third-party vendors for the printing and distribution of subscriber invoices on a monthly basis.

   In addition to the foregoing general features, the ITDS system incorporates a modular system architecture which can support a number of complementary applications to meet a customer's specific requirements, including:

   (bullet) ITDS SwitchLink: ITDS SwitchLink is a direct multi-switch interface between ITDS 10X and all types of telecommunication switches, including cellular, wireline, paging and voice mail platforms. SwitchLink manages line and feature activation or deactivation in connection with ITDS 10X service order activity. SwitchLink automatically updates the switch data base and maintains a log file of all orders that have been accepted or rejected by the switch.

   (bullet) ITDS CreditLink: ITDS CreditLink interfaces with several U.S.-based credit bureaus to provide on-line credit analysis of potential subscribers. Service providers enter name, address and credit information to generate credit reports. By utilizing available credit scoring tables, users may build custom scoring algorithms.

   (bullet) ITDS Collections Module: The ITDS Collections module provides support for dedicated collections personnel. Users may define collections thresholds and pass account extracts to the Collections Module at any time. The system displays recent invoices and long-term payment history on-line, automatically generates follow-up notes and generates collections letters on demand. The Collections Module provides users queuing options based on user ID, amount due thresholds, time zone of each number, or combinations thereof. In addition, automatic contact notes are generated to create productivity reports of collections personnel.

   (bullet) ITDS PayScan: The Company can support customers' existing remittance processing relationships through customization of the ITDS 10X system, or can provide remittance services with ITDS PayScan, an automated lockbox remittance processing system. ITDS PayScan uses an easily installed scanning device to create edited, balanced batches that may be transferred to ITDS 10X payment files. PayScan speeds remittance processing, improves remittance productivity and allows greater flexibility than external bank vendors.

   (bullet) ITDS InventoryScan: ITDS InventoryScan is a complete inventory management system which allows easy bar code scanning and on-line inventory record maintenance from the physical receipt of equipment to entry into the ITDS inventory subsystem. All equipment, such as phones and accessories, that are packaged with industry standard bar code identifiers may be instantly transferred into or out of inventory by the use of a hand-held computer, scanner gun, and ITDS InventoryScan software.

   (bullet) ITDS Report Writer: The ITDS Report Writer allows real-time data from different sources within the system to be used to create customized ad hoc subscriber reports. The ITDS 10X system provides a library of over 100 types of reports which can be accessed and modified on-site by the customer.

New Products and Enhancements

   The Company continues to refine its existing software and to introduce new enhancements to meet evolving customer requirements. Enhancements currently under development include incorporation of a Windows 95-compatible user interface; incorporation of an Oracle relational database management system; and provision for the ITDS 10X system to operate with UNIX-based file servers, in order to address the needs of larger customers on a scalable and interoperable basis. In addition, the Company is currently developing enhanced features for its ITDS 10X system, such as a debit/threshold billing function and the ITDS FraudEliminator. The ITDS FraudEliminator will allow service providers to monitor and limit usage of specific subscriber phones at the request of a customer and is expected to significantly reduce the cost to customers associated with fraud by detecting subscription fraud and cloning activities through real-time collection of call detail records. See "Research and Development."

Point of Sale System

   In addition to the ITDS 10X system and related products, the Company recently introduced a point of sale package (the "ITDS Point of Sale System"). The ITDS Point of Sale System is a highly capable sales tool designed to incorporate the entire sales process into a quick and convenient on-line function. The system can be used in-store or as a mobile unit, so that customers can market wireless products and services outside of traditional store settings. The system enables sales clerks to quickly process initial service applications, on-line credit checks, inventory updates, assignment of telephone numbers, rate plan selection, invoicing and payments. Upon credit verification, the system immediately creates an entry in the customer's subscriber database and can activate telephone service at the switch. In addition, because complete access to the entire ITDS 10X database is available, walk up inquiries and account payments from existing subscribers can be handled immediately.

   The ITDS Point of Sale System is made available to users as a complete package. An intelligent workstation, color monitor, hand held inventory scanner, and full size cash drawer are installed as an integrated part of the ITDS 10X database. All information, including categorized sales figures and updated inventory stock levels, entered into the ITDS Point of Sale System is available for immediate reporting and analysis.

Customer Support

   The Company believes that because its solutions are critical to the competitive success of its customers, the Company must provide a high level of support from the time a customer converts to the Company's software and continuing through the on-going provision of transactional billing services. To that end, the Company assigns to each new customer a dedicated conversion team that specializes in facilitating the transition onto the ITDS 10X system by applying an implementation methodology which includes study of the customer's needs, definition of relevant conversion requirements, and on-site installation and training. This is followed up by systematic analysis of the implementation process, live conversion and follow-up training as required to meet the customer's requirements.

   Thereafter, the Company assigns a support team including a customer service representative and a programmer/analyst for on-going support of the customer's requirements, including implementation of additional functionality if requested by the customer. In addition, the Company provides a fully-staffed customer service department and 24-hour, 7 day a week access to customer service representatives. Customers meet with the Company's senior management on a monthly basis and are contacted by their support representatives weekly. The Company also conducts focus groups and user groups to identify ways to improve the system efficiency. This customer service and support program allows the Company to maintain a dialogue with its customers and to identify, anticipate and meet evolving customer needs.

   To ensure its customers the highest level of accuracy in its billing services, before each customer billing cycle, the Company conducts roundtable "pre-run" discussions among personnel from the Company's testing, customer service and operations departments to verify customer database integrity, review usage price plan changes for completeness and accuracy, review any scheduled software changes and obtain release from the customer's system administrator for processing. The Company's quality assurance personnel then perform an in-depth review of each completed cycle before being released to the customer for review. Anomalies are investigated, corrected and reviewed with the customer. Only after receiving customer approval are customer invoices released to a third party for fulfillment processing. Quality assurance managers invoice all pre-print orders and monitor actual invoice printing to ensure consistent high quality and adequate inventory.

   The Company's service and support activities are supplemented by the provision of on-going training classes to customers, free of charge, to assist customers in utilizing the system capabilities more effectively. Typically, the Company schedules two to three such classes a month addressing different aspects of the transactional billing and management information service process.

   In August 1996, the Company's customer service and support department consisted of 30 persons, with an additional nine dedicated quality assurance employees.

Sales and Marketing

   The Company's strategy has been to establish and maintain long-term customer relationships. As customers' subscriber bases grow and as customers add systems features to their existing ITDS 10X systems, the Company generates increased revenue. The Company's customer support programs enable it to understand customer needs and offer strategic solutions from its suite of integrated products and features. In addition, the flexible and scalable architecture of the ITDS 10X core technology enables the Company to maintain customer relationships as customers enter into additional telecommunications markets. The Company's customers include COMSAT Mobile Communications, France Telecom FCR, HighwayMaster Corporation, Horizon G.P., Inc., The Lincoln Telephone and Telegraph Company, Nebraska Cellular Telephone Corporation, Omaha Cellular Limited Partnership, Point Communications Company and TRICOM, SA.

   Although historically, the Company has achieved substantial growth with a core marketing team of senior executives, the Company has recently begun to establish a direct sales force as part of its overall strategy to add additional wireless providers as customers and to expand the sales of its systems in other segments of the telecommunications markets. The Company has begun to develop strategic alliances with hardware and telecommunication equipment product vendors, in order to expand into new markets. For example, the Company works with Hewlett-Packard to develop software systems compatible with Hewlett-Packard hardware. The Company also serves as a reseller of Hewlett-Packard equipment configured for the Company's software system. In addition, the Company has begun to seek strategic international partners that will enable the Company to gain access to distribution systems and complementary product offerings and to facilitate the Company's international growth. The Company intends to continue to focus on the development of such alliances as international deregulation and technological changes increase demand for viable, flexible and interoperable transactional billing and management information systems. The Company's marketing efforts also include providing marketing newsletters to its customers, advertising and participating in industry trade shows, seminar lectures, and industry standards meetings.

System Development

   The Company's research and development efforts are focused on enhancing existing products and services as well as developing products, features and services that can be integrated into the Company's core ITDS 10X technology. The Company's Product Development Committee reviews product and service development proposals and establishes internal guidelines for efficient development. The Company's research and development team also works closely with customers to perform customization of products to meet specific needs. In addition to internal development, the Company works with its strategic partners Hewlett Packard and Oracle to develop products compatible with their product offerings. Currently, the Company has a number of new enhancements under development to meet evolving customer requirements, including incorporation of Windows 95 compatible user interface; incorporation of an Oracle relational database management system; and provision for the ITDS 10X system to operate with Unix based file servers.

   The Company actively participates in industry standards associations to assure that its development efforts are in compliance with standards as they evolve and to assure that the Company's software can be used on a fully open and interoperable basis. For example, the Company works closely with a variety of standards committees and working groups of CIBERNET, the standards body of the Cellular Telephone Industry Association ("CTIA"). The Company participates in the CIBERNET Advisory Committee, which evaluates proposed changes to standards for wireless industry data exchange; the CIBERNET Net Settlement Working Group, which evaluates proposed changes to the subscriber net settlement process; and the CIBERNET Data Message Handler Working Group, which focuses on billing aspects of the TIA IS-124 standard. In addition, the Company participates in CTIA's International Forum for AMPS Standard, and the Bellcore Ordering and Billing Forum.

   In the years ended December 31, 1993, 1994, and 1995, the Company incurred cash expenditures of $600,541, $1,043,989 and $1,662,457 respectively, on systems development, of which $303,197, $288,602 and $479,316 were capitalized as software development costs in each of such years. In July 1996, the Company employed 36 people in product and system development and programming.

Competition

   The market for billing and management information systems for the telecommunications service industry is highly competitive and the Company expects that the high level of growth within the telecommunications service industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with both independent providers of transactional systems and services and with internal billing departments of telecommunications services providers. The Company believes its most significant competitors in the wireless telecommunications segment are Alltel Information Systems, Inc., Cincinnati Bell Information Systems, Inc. ("CBIS"), Computer Sciences Corp. and Electronic Data Systems, Inc. In the future, the Company may compete in both the wireless and wireline markets with additional companies who currently compete in market segments other than wireless. In addition, the Company competes with several international providers of billing and management information systems and, as the Company continues to expand into international markets, it will compete with additional providers abroad.

   The Company believes that principal competitive factors include the ability to provide timely products, features and services that are responsive to evolving customer needs in an industry characterized by rapidly changing technologies and ongoing deregulation. The Company must provide statement accuracy, meet billing cycle deadlines, offer competitive pricing and maintain high product and service quality. The Company believes that its fully integrated architecture enables it to compete favorably in the telecommunications services industry by offering its customers a high degree of flexibility to quickly modify their billing and management systems as their needs and the needs of their subscribers change.

   In addition, the Company believes that its ability to compete successfully will depend in part on a number of factors outside its control, including the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable products and services, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. Many of the Company's current and potential future competitors have significantly greater financial, technical and marketing resources, generate higher revenue and have greater name recognition than does the Company. In addition, many of the Company's competitors have established commercial relationships or joint ventures with major cellular and other telecommunications services providers.

Proprietary Rights and Licenses

   The Company relies in part on trademark, copyright and trade secret laws to protect its proprietary rights. The Company distributes its products under service and software license agreements which typically grant customers non-exclusive licenses, subject to terms and conditions prohibiting unauthorized reproduction, transfer or use. The Company believes that because of the rapid pace of technological change in the telecommunications and software industries, the technological expertise of its personnel, the complexity of its system architecture and the frequency and timeliness of product and service offerings are more significant than the legal protections of its products. In addition, the Company enters into non-disclosure agreements with each employee and consultant and each third-party to whom the Company provides proprietary information. Access to the Company's core source code is greatly restricted.

   The Company licenses from third parties technology that is important to certain functionalities of its products. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products. See "Risk Factors--Dependence on Proprietary Technology."

Employees

   In August 1996, the Company had a total of 169 employees, of whom 30 were engaged in customer service, 79 were engaged in systems, programming and development, 9 in quality assurance, 25 in new customer conversions, 2 in sales and 24 in administration and training. None of the Company's employees are represented by labor unions. The Company believes that its employee relations are good.

Properties

   The Company leases approximately 23,000 square feet of office space in the Stamford, Connecticut metropolitan area for its corporate headquarters, systems and programming, client service, operations, quality assurance, documentation and training, and administration. The Company also leases approximately 1,200 square feet of office space in Middletown, Connecticut for additional software development activities. The Company has entered into a sublease agreement for 48,222 square feet of office space in Stamford, Connecticut to which it intends to relocate its corporate headquarters and consolidate each of its Connecticut offices on or about November 1, 1996. The Company maintains satellite offices in College Station, Texas, Champaign, Illinois, and Orlando, Florida for individuals engaged in product management and sales.

Legal Proceedings

   The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The executive officers, directors and certain additional management of the Company are as follows:

             Name               Age                         Position
-----------------------------   ---    ------------------------------------------------
Directors and Named
  Executive Officers

Charles L. Bakes                 66     President, Chief Executive Officer and Director

Mark D. Spitzer (1)              47     Executive Vice President, Chief Financial
                                        Officer, Treasurer and Director

Lewis D. Bakes                   38     Executive Vice President, Chief Operating
                                        Officer, Secretary and Director

David L. Wells                   48     Executive Vice President, Chief Information
                                        Officer and Director

Barry K. Lewis                   40     Senior Vice President

Stuart L. Bell (1) (2)           43     Director

Michael E. Kalogris (1) (2)      47     Director

Additional Management

James V. O'Neill                 67     Senior Vice President

Peter L. Masanotti               41     Vice President and General Counsel

----------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

   Charles L. Bakes co-founded the Company in 1990 and has served as the Company's President and a director since that time. In 1983, Mr. C. Bakes co-founded the Clinton Financial Group, Inc., a broker/dealer specializing in the marketing of private placement equity investments, where he served as a Vice President until 1990.

   Mark D. Spitzer co-founded the Company in 1990 and has served as Executive Vice President, Chief Financial Officer and a director since that time. In 1983, Mr. Spitzer co-founded the Clinton Financial Group, Inc. along with Mr.
C. Bakes and served as its President until joining the Company. From 1983 to 1990, Mr. Spitzer also served as a principal of The Clinton Companies, an investor and developer of commercial and residential properties.

   Lewis D. Bakes co-founded the Company in 1990 and has served as Executive Vice President, Chief Operating Officer and a director since that time. Mr.
L. Bakes served as an attorney at the law firm of Kleban & Samor P.C. from 1984 until 1987, and served as General Counsel to The Clinton Companies from 1987 to 1990.

   David L. Wells co-founded the Company in 1990 and has served as Executive Vice President, Chief Information Officer and a director since that time. From 1985 to 1990, Mr. Wells served as President and Co-founder of Micro Communications Technology, Inc., which specialized in development of communications software packages.

   Barry K. Lewis joined the Company in 1994, serving initially as the Company's Vice President of the Wireless Division and later as the Senior Vice President of the Wireless Division. From 1983 until he joined the Company, Mr. Lewis worked for Auxton Computer Enterprise and CBIS, wireless software billing vendors, ultimately serving as CBIS' Director of the Wireless Division.

   Stuart L. Bell has been a director of the Company since August 1996. Since 1995, he has served as Chairman of the Board of Innovative Medical Research, Inc., a company that executes clinical trials, Assistant to the Chief Executive Officer of CUC International, a membership services company, and as a director of Harbinger Corporation, an electronic commerce company. From 1975 to 1995, he served as Chief Financial Officer, Treasurer and Executive Vice President, Office of the President, of CUC International.

   Michael E. Kalogris has been a director of the Company since August 1996.
He has served as President and Chief Executive Officer of Horizon
Cellular Group, an owner and operator of cellular telephone systems, since September 1991 and has been a director of Cruise Phone, a provider of marine communications, using satellite and cellular communications systems since March 1996. From May 1988 to September 1991, he served as President and Chief Executive Officer of Metrophone, a wireless carrier in Philadelphia. Mr. Kalogris is Secretary of the Cellular Telecommunications Industry Association, a member of its Executive Board and Co-Chairman of its Fraud Advisory Council.

   James V. O'Neill joined the Company in 1992 and has served as Senior Vice President since that time. Mr. O'Neill was Vice President of Telecommunications for IMI Systems, Inc., an international consulting firm, from 1987 until 1992. In addition, Mr. O'Neill served as an Adjunct Faculty Member at the University of Wisconsin from 1987 until 1992, where he lectured on subjects relating to cellular communications.

   Peter L. Masanotti joined the Company in August 1996 as Vice President and General Counsel. From 1980 until he joined the Company, Mr. Masanotti was an attorney at the law firm Kleban & Samor, P.C., and served as that firm's Managing Partner since 1993.

   Following this offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of two Class I Directors (Messrs. Kalogris and Bell), two Class II Directors (Messrs. L. Bakes and Spitzer) and two Class III Directors (Messrs. C. Bakes and Wells). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 1997, 1998 and 1999, respectively.

   Each officer serves at the discretion of the Board of Directors. Charles
L. Bakes is the father of Lewis D. Bakes.

Board Committees

   The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations concerning salaries and incentive compensation and benefits for executive officers, directors, employees and consultants of the Company and administers and grants stock options pursuant to the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountant.

Board Compensation

   All of the directors are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. Directors are not entitled to compensation in their capacities as directors. On September 30, 1996, the Company granted to each of Messrs. Bell and Kalogris an option to purchase up to 25,000 shares of Common Stock at an exercise price of $12.00 per share. Each option becomes exercisable in four equal annual installments beginning September 30, 1997.

Executive Compensation

   The following table sets forth the compensation for the year ended December 31, 1995 for the Company's Chief Executive Officer and its four most highly compensated executive officers during fiscal 1995 (the Chief Executive Officer and such other executive officers are hereinafter referred to as the "Named Executive Officers"):

                           Summary Compensation Table

                                                              Annual Compensation
                                                     -----------------------------------
                                                                              All Other
Name and Principal Position                           Salary      Bonus     Compensation
--------------------------------------------------    -------    -------   -------------
 Charles L. Bakes
   President, Chief Executive Officer and Director   $239,950   $308,825         --
 Mark D. Spitzer
   Executive Vice President, Chief Financial
   Officer, Treasurer and Director                   $322,887   $294,798         --


                                      33

                                                              Annual Compensation
                                                     -----------------------------------
                                                                              All Other
Name and Principal Position                           Salary      Bonus     Compensation
--------------------------------------------------    -------    -------   -------------
 Lewis D. Bakes
   Executive Vice President, Chief Operating
   Officer, Secretary and Director                   $321,772   $290,913         --
 David L. Wells
   Executive Vice President, Chief Information
   Officer and Director                              $204,000   $120,181         --
 Barry K. Lewis                                                                  --
   Senior Vice President                             $115,000   $  7,500

Employment Agreement
   In June 1994, the Company entered into an employment agreement with Mr. Lewis providing for the employment of Mr. Lewis as Vice President of Wireless Services which agreement was amended on September 30, 1996. The agreement terminates on July 4, 1997, unless sooner terminated as provided therein. The agreement provides for an annual base salary of $135,000 per year (plus performance bonuses to be determined in the sole discretion of the Board of Directors). In addition, under the agreement, Mr. Lewis is entitled to receive a payment from the Company of $275,000 on or before December 31, 1996 and, upon completion of this offering, the Company is obligated to sell to Mr. Lewis 18,333 fully-vested shares of Common Stock, at a purchase price of $.01 per share, pursuant to the 1996 Stock Incentive Plan. The agreement also contains a non-competition provision pursuant to which Mr. Lewis is prohibited from competing with the Company during his employment with the Company and for one year thereafter.

1996 Stock Incentive Plan

   The Company's 1996 Stock Incentive Plan (the "1996 Incentive Plan") permits the Company to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related securities of the Company ("Awards") to employees and directors of and consultants to the Company. The total number of shares of Common Stock which may be issued under the 1996 Incentive Plan is 1,000,000 shares. The maximum number of shares which may be issued to any individual under the 1996 Incentive Plan is 250,000 per year. Stock options entitle the optionee to purchase Common Stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the fair market value of the Common Stock. The exercise price of shares of Common Stock subject to options qualifying as incentive stock options or intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be less than the fair market value of the Common Stock on the date of the grant. Restricted stock awards entitle the recipient to purchase or otherwise receive Common Stock from the Company under terms which provide for vesting over a period of time and forfeiture of the unvested portion of the Common Stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The 1996 Incentive Plan is administered by the Compensation Committee of the Board of Directors, which will select the persons to whom Awards are granted and determine the number of shares of Common Stock covered by the Award, its exercise or purchase price, its vesting schedule and (in the case of stock options) its expiration date. Awards granted under the 1996 Incentive Plan will be generally nontransferable. It is expected that stock options will generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

1996 Employee Stock Purchase Plan

   The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") will take effect upon the closing of this offering. The Purchase Plan authorizes the issuance of up to a total of 200,000 shares of Common Stock to participating employees through a series of semiannual offerings, which are expected to commence on each February 1 and August 1, beginning February 1, 1997. Any employee of the Company or a participating subsidiary is eligible to participate in an offering if he or she is regularly employed by the Company or a subsidiary for at least 30 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase Common Stock in an offering is 85% of the closing price of the Common Stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. An employee may elect to have up to 10% of his or her qualifying compensation withheld for the purpose of purchasing stock under the Purchase Plan. If the total number of shares of Common Stock that would otherwise be purchased in the offering with accumulated payroll deductions exceeds the number of shares available during the offering, the available shares will be allocated on a pro rata basis to participating employees.

Compensation Committee Interlocks and Insider Participation

The current members of the Company's Compensation Committee are Messrs.
Bell and Kalogris. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of the Compensation Committee of the Company.

                              CERTAIN TRANSACTIONS

   In December 1995, the Company issued to CII, a beneficial owner of more than 5% of the Common Stock, 129 shares of Class C Convertible Preferred Stock at a purchase price of $4,961.24 per share. Each share of Class C Convertible Preferred Stock converted into one share of Series C Convertible Preferred Stock upon the merger of the Company into its Delaware subsidiary. Each share of Series C Convertible Preferred Stock will automatically convert into 800 shares of Common Stock upon the closing of this offering. The holder of the shares of Common Stock issuable upon conversion of such Series C Convertible Preferred Stock is entitled to certain registration rights with respect thereto. See "Shares Eligible for Future Sale."

   Pursuant to Software License Agreements entered into by the Company in the normal course of its business, in January 1994 and May 1994, Horizon Cellular Group ("Horizon") paid the Company $1,684,694 for billing software and services rendered in 1995 and has paid the Company $1,581,382, for such services rendered from January 1, 1996 until August 31, 1996. Mr. Kalogris, who became a director of the Company in August 1996, serves as President and Chief Executive Officer of Horizon.

   For a description of certain employment and other arrangements between the Company and its executive officers, see "Management--Executive Compensation" and "--Employment Agreement."

   The Company believes that the securities issued in the transactions described above were sold at their then fair market value and that the terms of the transactions described above were no less favorable than the Company could have obtained from unaffiliated third parties.

   The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and
(ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy will require that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

  In connection with the Recapitalization, the Company was reincorporated in the State of Delaware pursuant to a merger and an 800-for-1 stock split was effected. Pursuant to the Recapitalization, the Company's treasury shares and Class A and Class B Preferred Stock were retired, and the holders of shares of Class A and Class B Preferred Stock were issued as merger consideration an aggregate of 852,812 shares of Common Stock valued at $12 per share (for an aggregate of $10,233,744, treated as a distribution to such shareholders) and promissory notes in the aggregate amount of $825,000, evidencing the Company's obligations to repay capital. The Company believes that the shares of Common Stock and promissory notes issued as merger consideration to the holders of Class A and Class B Preferred Stock appropriately reflect the relative rights and preferences of the Class A and Class B Preferred Stock prior to the Recapitalization. In addition, CII has agreed to exercise immediately prior to this offering warrants to purchase the aggregate of 334,524 shares of Common Stock at an aggregate purchase price of $822,959, and, as described above, all outstanding shares of Series C Convertible Preferred Stock will be converted into shares of Common Stock upon consummation of this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of August 1, 1996, after giving effect to the Recapitalization, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person or entity known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and Named Executive Officers, (iii) each Selling Stockholder and (iv) all directors and executive officers as a group.


                                                                                             Shares of Common
                                          Shares of Common Stock                            Stock Beneficially
                                        Beneficially Owned Prior to                           Owned After the
                                             the Offering (2)                                Offering (2) (3)
                                        ----------------------------                       --------------------
                                                                           Number of
                                                                           Shares of
      Name and Address (1) of                                            Common Stock
          Beneficial Owner                Number          Percent        Being Offered      Number     Percent
-----------------------------------    -------------   ------------    ----------------     --------   --------
Connecticut Innovations,
  Incorporated (4)                         437,724          7.0%                  0         437,724       5.3%
  845 Brook Street
  Rocky Hill, CT 06067
Charles L. Bakes (5)                     1,671,756         26.9%            224,413       1,447,343      17.6%
Mark D. Spitzer (6)                      1,279,756         20.6%            171,791       1,107,965      13.5%
Lewis D. Bakes (7)                       1,250,600         20.1%            167,878       1,082,722      13.2%
David L. Wells (8)                         719,400         11.6%             96,571         622,829       7.6%
Barry K. Lewis                              18,333 (9)        *                   0          18,333         *
Stuart L. Bell (10)                              0           --                   0               0        --
Michael E. Kalogris                              0           --                   0               0        --
James V. O'Neill                            44,800            *               6,014          38,786         *
All directors and executive
  officers as a group (7 persons)        4,939,845         79.5%            666,667       4,279,192      52.1%

------------
* Less than 1%

(1) The address of each person in the table other than Connecticut Innovations, Incorporated is 969 High Ridge Road, Suite 205, Stamford, Connecticut 06905.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after August 1, 1996. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(3) Assumes no exercise of the Underwriters' over-allotment options.

(4) Consists of (i) 334,524 shares of Common Stock to be issued upon exercise of the Warrants immediately prior to this offering and (ii) the conversion of 129 shares of Series C Convertible Preferred Stock into 103,200 shares of Common Stock upon the closing of this offering, all as contemplated by the Recapitalization.

(5) Consists of 1,663,556 shares beneficially owned by Mr. C. Bakes' wife, as to which shares Mr. C. Bakes disclaims beneficial ownership and 8,200 shares held by Mr. C. Bakes from an aggregate of 32,800 shares (the "Tenants in Common Shares") held by Mr. C. Bakes, Mark D. Spitzer, David
    L. Wells and Lewis D. Bakes as Tenants in Common.

(6) Includes 8,200 of the Tenants in Common Shares.

(7) Consists of 1,242,400 shares beneficially owned by Mr. L. Bakes' wife, as to which shares Mr. L. Bakes disclaims beneficial ownership, and 8,200 of the Tenants in Common Shares.

(8) Includes 533,600 shares beneficially owned by Mr. Wells' wife, as to which shares Mr. Wells disclaims beneficial ownership, and 8,200 of the Tenants in Common Shares.

(9) Represents the shares to be issued to Mr. Lewis upon completion of this offering.


(10) Excludes up to 10,000 shares which Mr. Bell has expressed a desire to purchase in the offering. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, the Company will be authorized to issue 40,000,000 shares of Common Stock, $.01 par value per share, of which 8,212,504 shares will be issued and outstanding, and 2,000,000 of undesignated Preferred Stock, $.01 par value per share, of which no shares will be issued and outstanding.

Common Stock

   Upon the closing of this offering, the Company's Certificate of Incorporation ("Certificate of Incorporation") will authorize the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any class of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock have the right to require the Company to effect the registration of their shares of Common Stock in certain circumstances. See "Shares Eligible for Future Sale."

Preferred Stock

   Upon the closing of this offering, the Certificate of Incorporation will authorize the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share. Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of Preferred Stock in one or more class. Each such class of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

   The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Delaware Law and Certain Charter and By-Law Provisions

   The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

   The Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

   The Certificate of Incorporation also provides that, after the closing of this offering, any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. Under the Company's By-Laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

   The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Certificate of Incorporation and the By-Laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

   The Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, based upon the number of shares outstanding at September 30, 1996, there will be 8,212,504 shares of Common Stock of the Company outstanding. Of these shares, the 2,666,667 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

   The remaining 5,545,837 shares of Common Stock are deemed "Restricted Shares" as defined under Rule 144. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, 144(k) and 701, additional shares will be available for sale in the public market (subject in the case of shares held by affiliates to compliance with certain volume restrictions) as follows (i) 761,700 shares will be available for immediate sale in the public market on the date of the Prospectus, (ii) 4,312,813 shares will be eligible for resale 90 days after the date of this Prospectus; and (iii) 471,324 shares will be eligible for sale upon expiration of their respective two-year holding periods.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, a person who has beneficially owned Restricted Securities at least two years and less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 82,125 shares immediately after the offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq Stock Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has recently proposed to reduce the two- and three-year holding periods under Rule 144 to one and two years, respectively. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

   Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to written plans such as the 1996 Stock Incentive Plan may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period.

   The Company has agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under the 1996 Stock Incentive Plan and the 1996 Employee Stock Purchase Plan. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180 day period referenced in the preceding sentence.


   All of the security holders of the Company have agreed pursuant to lock-up agreements (the "Lock-Up Agreements"), subject to certain limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus, 75% of such shares for a period of 270 days after the date of this Prospectus and 40% of such shares for a period of 365 days after the date of this Prospectus. The Lock-Up Agreement executed by CII shall not restrict the transfer of shares of Common Stock beneficially owned by CII in the event the Company relocates outside of Connecticut.


   The Company intends to file registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the 1996 Stock Incentive Plan and the 1996 Employee Stock Purchase Plan. The registration statements are expected to be filed shortly after the effective date of the Registration Statement of which this Prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the Lock-up Agreements noted above.

   The Company granted to CII rights with respect to the registration of up to 437,724 shares of Common Stock under the Securities Act (the "Registration Rights"). Under the terms of the Registration Rights, if the Company proposes to register any of its securities under the Securities Act either for its own account or for the account of a security holder or holders, CII is entitled to notice of such registration and is entitled to include such shares of Common Stock in such registration. In addition, CII is entitled to demand up to two registrations, the expenses of which will be borne by the Company. The Registration Rights are subject to certain conditions and limitations, among them the right of the underwriters of a registered offering to limit the number of shares included in such registration.

   Prior to this offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Lehman Brothers Inc. and Cowen & Company are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                        Number of
                                        Shares of
                                         Common
Underwriters                              Stock
--------------------                    ---------
Lehman Brothers Inc.
Cowen & Company





                                        ---------
  Total                                 2,666,667
                                        =========

   The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

   The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

   The Company and the Selling Stockholders have granted to the Underwriters options to purchase up to an aggregate of 200,000 and 200,000 additional shares of Common Stock, respectively, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such options may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that either option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company and such Selling Stockholders will be obligated, pursuant to such over-allotment options to sell such shares of Common Stock to the Underwriters.


   The Company has agreed that, without the prior written consent of Lehman Brothers, Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for any such shares, for 180 days after the date of this Prospectus. All of the security holders of the Company have agreed pursuant to Lock-Up Agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of (i) any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 180 days after the date of this Prospectus,

(ii) 75% of such shares or securities for a period of 270 days after the date of this Prospectus and (iii) 40% of such shares or securities for a period of 365 days after the date of this Prospectus. These restrictions on transfer shall not apply to shares of Common Stock beneficially owned by CII in the event the Company relocates outside of Connecticut.

   Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance and capital structure, estimates of the business potential and earnings prospects of the Company, an overall assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ITDS".

   The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.


   At the request of the Company, the Underwriters have reserved up to 50,000 shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and other persons associated with the Company, including directors. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased by such persons at the closing of the offering will be offered by the Underwriters to the general public on the same terms as the other shares offered by this Prospectus.

   The Company anticipates that Stuart Bell, a director of the Company, will be offered the opportunity to purchase up to 10,000 shares of Common Stock for an aggregate purchase price (assuming an initial public offering price of $15.00 per share) of up to $150,000. Any such sale will be made on the same terms as sales to other investors in this offering, except that Mr. Bell has agreed to enter into a Lock-Up Agreement. Any purchase of shares of Common Stock by Mr. Bell will be for investment purposes and not with a view to distributing such shares to the public. See "Principal and Selling Stockholders."


   Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

   Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

   The Representatives have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts, and for the Underwriters by Chadbourne & Parke LLP, New York, New York.

                                   EXPERTS

   The financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   As a result of this offering, the Company will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. The Company intends to furnish to its stockholders annual reports containing audited financial information for each fiscal year of the Company and unaudited quarterly reports for the first three quarters of each fiscal year of the Company.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                      ----
Report of Independent Auditors                                                                         F-2

Financial Statements

Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996 (unaudited)
 and pro forma (unaudited)                                                                             F-3

Statements of Operations for the years ended December 31, 1993, 1994 and 1995
 and the six months ended June 30, 1995 and 1996 (unaudited)                                           F-5

Statements of Stockholders' Equity (Deficiency) for the years ended
 December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 (unaudited)                   F-6

Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995
 and the six months ended June 30, 1995 and 1996 (unaudited)                                           F-7

Notes to Financial Statements                                                                          F-8

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
International Telecommunication Data Systems, Inc.

We have audited the accompanying balance sheets of International Telecommunication Data Systems, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Telecommunication Data Systems, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                         /s/ ERNST & YOUNG LLP

Stamford, Connecticut
March 15, 1996, except for Note 10,
 as to which the date is September 27, 1996

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                                 BALANCE SHEETS

                                                          December 31,
                                                      ----------------------    June 30,    June 30, 1996
                                                        1994         1995         1996        Pro forma
                                                      ---------    ---------    ---------   --------------
                                                                             (unaudited)     (unaudited)

                      Assets
Current assets:
 Cash and cash equivalents                          $  412,250   $1,172,692   $1,031,990      $1,854,949
 Short-term investments (Note 2)                        99,286      295,069      340,200         340,200
 Accounts receivable                                   891,178    1,348,787    2,333,856       2,333,856
 Prepaid expenses                                       43,564      279,942      279,478         279,478
 Deferred income taxes                                  10,605       20,256       43,000          43,000
                                                    ----------   ----------   ----------     -----------
    Total current assets                             1,456,883    3,116,746    4,028,524       4,851,483

Property and equipment:
 Computers, including leased property under
   capital leases of $392,058, $1,275,366 and
   $1,592,431, respectively                            931,760    1,642,697    1,959,762       1,959,762
 Furniture and fixtures, including leased
  property  under capital leases of $33,119             90,015       90,015       90,015          90,015
 Trade booth                                            37,809       37,809       37,809          37,809
 Equipment, including leased property under
   capital leases of $20,882 in 1995 and $53,508
   in June 30, 1996                                      7,466       29,933       62,558          62,558
 Leasehold improvements                                 27,026       27,026       27,026          27,026
                                                    ----------   ----------   ----------     -----------
                                                     1,094,076    1,827,480    2,177,170       2,177,170
 Less: accumulated depreciation and amortization       499,537      709,911      997,173         997,173
                                                    ----------   ----------   ----------     -----------
                                                       594,539    1,117,569    1,179,997       1,179,997

Other assets:
 Product development costs--at cost, net of
   accumulated amortization of $119,818,
   $286,110 and $410,324, respectively                 471,981      785,005    1,002,839       1,002,839
 Other                                                 127,795      185,563      189,775         189,775
 Deferred income taxes                                      --      228,823       99,000          99,000
                                                    ----------   ----------   ----------     -----------
                                                       599,776    1,199,391    1,291,614       1,291,614
                                                    ----------   ----------   ----------     -----------
    Total assets                                    $2,651,198   $5,433,706   $6,500,135      $7,323,094
                                                    ==========   ==========   ==========     ===========


                           See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                            BALANCE SHEETS--CONTINUED

                                                               December 31,          June 30,    June 30, 1996
                                                           ----------------------
                                                             1994         1995         1996        Pro forma
                                                           ---------    ---------    ---------   --------------
                                                                                  (unaudited)     (unaudited)

   Liabilities and stockholders' equity (deficiency)
Current liabilities:
 Accounts payable                                        $  384,886   $  256,001   $  347,395     $   347,395
 Accrued expenses                                           126,916      386,137      345,221         345,221
 Accrued compensation                                        45,592      693,386      440,900         440,900
 Current portion of accrued rent liability                   17,365       26,401       27,597          27,597
 Current maturities of notes payable                         75,821       77,198       36,527          36,527
 Current maturities of long-term debt (Note 3)              524,920       69,240       66,982          66,982
 Current maturities of capital lease obligations
   (Note 6)                                                 124,702      398,261      507,843         507,843
                                                         ----------   ----------   ----------     -----------
    Total current liabilities                             1,300,202    1,906,624    1,772,465       1,772,465

Accrued rent liability                                       79,694       53,293       45,850          45,850
Notes payable                                                77,378       --               --              --
Long-term debt (Note 3)                                   1,181,126    1,742,033    1,710,252       2,535,252
Capital lease obligations (Note 6)                          172,279      695,028      772,087         772,087
Deferred income taxes                                        10,605       --               --              --
Deferred revenue                                             --           --          200,000         200,000
Other                                                        16,184       17,694       47,842          47,842
Commitments and contingencies (Note 7)                       --           --               --              --

Redeemable Preferred Stock--Class C
 $4,961 par value, cumulative, nonvoting
 250 shares authorized, 129 shares outstanding                   --      640,000      640,000              --
Stockholders' equity (deficiency) (Notes 4 and 10)
 Preferred Stock--Class A (net of issuance costs)
  $25,000 par value, noncumulative, nonvoting
  50 shares authorized, 18 shares outstanding               400,400      400,400      400,400              --
 Preferred Stock--Class B (net of issuance costs)
  $250 par value, noncumulative, nonvoting
  2,000 shares authorized, 1,500 shares outstanding         327,600      327,600      327,600              --
 Preferred Stock, $.01 par value; 2,000,000 shares
   authorized, none issued                                   --           --               --              --
 Common Stock, $.01 par value; 40,000,000 shares
   authorized, 5,124,800 shares issued, 4,875,200
   shares outstanding at December 31, 1994 and 1995
   and June 30, 1996 and 8,165,736 issued and
   outstanding June 30, 1996 pro forma                       51,248       51,248       51,248          61,657
 Additional paid-in capital                                  28,112           --           --      11,180,736
 Retained earnings (deficit)                               (593,600)        (184)     932,421      (9,292,795)
 Treasury stock                                            (400,030)    (400,030)    (400,030)             --
                                                         ----------   ----------   ----------     -----------
Total stockholders' equity (deficiency)                    (186,270)     379,034    1,311,639       1,949,598
                                                         ----------   ----------   ----------     -----------
Total liabilities and stockholders' equity
  (deficiency)                                           $2,651,198   $5,433,706   $6,500,135     $ 7,323,094
                                                         ==========   ==========   ==========     ===========


                           See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                            STATEMENTS OF OPERATIONS

                                              Year ended December 31,          Six months ended June 30,
                                        ------------------------------------   --------------------------
                                          1993         1994         1995          1995          1996
                                        ---------    ---------    ----------    ---------   -------------
                                                                             (unaudited)     (unaudited)
Revenue                               $3,145,934   $6,324,041   $10,820,815   $4,885,770     $7,864,641
Costs and expenses:
 Operating expenses                      834,337    1,646,852     2,787,687    1,193,880      1,847,718
 General, administrative and
  selling  expenses                    1,575,407    2,409,683     4,601,242    2,070,218      2,683,019
 Depreciation and amortization           241,953      405,873       640,917      275,108        437,708
 Systems development and
   programming costs                     297,344      755,387     1,183,141      452,761        964,390
                                      ----------   ----------   -----------   ----------     ----------
    Total costs and expenses           2,949,041    5,217,795     9,212,987    3,991,967      5,932,835
                                      ----------   ----------   -----------   ----------     ----------
Operating income                         196,893    1,106,246     1,607,828      893,803      1,931,806
Other income                              50,852       28,413        49,477       22,805         12,815
Interest expense                        (329,326)    (389,793)     (452,925)    (235,906)      (218,416)
                                      ----------   ----------   -----------   ----------     ----------
Income (loss) before income tax
  expense                                (81,581)     744,866     1,204,380      680,702      1,726,205
Income tax expense                            --       36,666       378,786      214,086        732,000
                                      ----------   ----------   -----------   ----------     ----------
Income (loss) before extraordinary
  item                                   (81,581)     708,200       825,594      466,616        994,205
Extraordinary loss (net of $158,038
  tax benefit)                                --           --      (223,696)    (223,696)            --
                                      ----------   ----------   -----------   ----------     ----------
Net income (loss)                     $  (81,581)  $  708,200   $   601,898   $  242,920     $  994,205
                                      ==========   ==========   ===========   ==========     ==========
Pro forma income per common share:
 Income before extraordinary  item                              $       .13   $      .07     $      .16
 Extraordinary loss                                                    (.03)        (.03)            --
                                                                -----------   ----------     ----------
Pro forma net income                                            $       .10   $      .04     $      .16
Shares used in computing pro forma                              ===========   ==========     ==========
  income per common share                                         6,165,736    6,165,736      6,165,736
                                                                ===========   ==========     ==========

                           See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
        (Information for the six months ended June 30, 1996 is unaudited)

                                 Preferred Stock
                             ----------------------------------------------------
                                     Class A                     Class B                  Common Stock
                              ------------------------    ------------------------
                               Number                      Number                      Number
                              of Shares     $25,000      of Shares        $250       of Shares       Par
                            Outstanding    Par Value    Outstanding    Par Value    Outstanding     Value
                              ----------    ----------    ----------    ----------   ----------   --------
Balance at December 31,
  1992                           18         $400,400       1,500        $327,600     3,259,200     $32,592
 Issuance of common
   stock                                                                                32,000         320
 Distribution of stock to
   officers                                                                          1,800,000      18,000
 Net loss
 Preferred stock
  dividends
                                 --         --------      ------        --------    ----------     -------
Balance at December 31,
  1993                           18          400,400       1,500         327,600     5,091,200      50,912
 Issuance of common
   stock                                                                                33,600         336
 Net income
 Preferred stock
  dividends
 Purchase of treasury
   stock                                                                              (249,600)
                                 --         --------      ------        --------    ----------     -------
Balance at December 31,
  1994                           18          400,400       1,500         327,600     4,875,200      51,248
 Issuance of preferred
   stock
 Net income
 Preferred stock
  dividends
                                 --         --------      ------        --------    ----------     -------
Balance at December 31,
  1995                           18          400,400       1,500         327,600     4,875,200      51,248
 Net income
 Preferred stock
  dividends
                                 --         --------      ------        --------    ----------     -------
Balance at June 30, 1996         18         $400,400       1,500        $327,600     4,875,200     $51,248
                                 ==         ========      ======        ========    ==========     =======

                             Additional                       Retained
                               Paid-in        Treasury        Earnings
                               Capital     Stock at Cost      (Deficit)
                              ----------   --------------   ------------
Balance at December 31,
  1992                        $ 14,968       $      --       $(1,220,219)
 Issuance of common
   stock                           280
 Distribution of stock to
   officers                     16,185
 Net loss                                                        (81,581)
 Preferred stock
  dividends                    (11,250)
                              --------       ---------       -----------
Balance at December 31,
  1993                          20,183              --        (1,301,800)
 Issuance of common
   stock                        30,429
 Net income                                                      708,200
 Preferred stock
  dividends                    (22,500)
 Purchase of treasury
   stock                                      (400,030)
                              --------       ---------       -----------
Balance at December 31,
  1994                          28,112        (400,030)         (593,600)
 Issuance of preferred
   stock
 Net income                                                      601,898
 Preferred stock
  dividends                    (28,112)                           (8,482)
                              --------       ---------       -----------
Balance at December 31,
  1995                              --        (400,030)             (184)
 Net income                                                      994,205
 Preferred stock
  dividends                                                      (61,600)
                              --------       ---------       -----------
Balance at June 30, 1996      $     --       $(400,030)      $   932,421
                              ========       =========       ===========

                           See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS

                                                        Year ended December 31,         Six months ended June 30,
                                                    ---------------------------------   -------------------------
                                                     1993        1994         1995        1995          1996
                                                    --------    --------    ---------    --------   -------------
                                                                                     (unaudited)     (unaudited)
Operating activities
Income (loss) before extraordinary loss           $ (81,581) $  708,200   $  825,594   $ 466,616     $  994,205
Adjustments to reconcile income (loss)
 before extraordinary loss to net cash
 provided by operating activities:
  Depreciation and amortization                     241,953     405,873      640,917     275,108        437,708
  Distribution of stock to officers                  34,185          --           --          --             --
  Compensation paid in Common Stock                      --      30,135           --          --             --
  Deferred interest expense                         321,215     342,032           --          --           (400)
  Loss (gain) on disposal of equipment               (5,237)     14,705         (245)         --             --
  Deferred income taxes                                  --          --      (93,960)         --        107,079
  Change in operating assets and liabilities:
   Accounts receivable                             (140,159)   (429,785)    (457,609)   (526,481)      (985,069)
   Prepaid expenses                                 (25,028)      8,300     (236,378)    (85,780)           464
   Accounts payable and accrued expenses            241,293      93,574      781,049     598,441       (202,008)
   Deferred revenue                                      --          --           --          --        200,000
   Other assets and liabilities, net                 32,891     (13,310)    (157,414)   (138,681)       (68,143)
                                                  ---------  ----------   ----------   ---------     ----------
Net cash provided by operating activities           619,532   1,159,724    1,301,954     589,223        483,836
Investing activities
Capital expenditures                               (226,812)   (144,624)     (17,358)    (15,735)            --
Proceeds from sale of equipment                      23,000          --       13,500          --            400
Purchases of securities                             (50,152)         --           --          --             --
Purchase of investments                             (99,216)   (200,000)    (245,069)   (238,749)      (295,130)
Proceeds from maturities of investments               --        200,000       99,286     100,000        250,000
Product development costs                          (303,197)   (288,602)    (479,316)   (230,817)      (342,048)
                                                  ---------  ----------   ----------   ---------     ----------
Net cash used for investing activities             (656,377)   (433,226)    (628,957)   (385,301)      (386,778)
Financing activities
Principal payments on long-term debt               (150,374)   (292,668)    (276,507)   (104,923)       (34,039)
Proceeds from long-term debt                        362,500          --           --          --             --
Principal payments on notes payable                 (65,483)    (18,672)     (76,001)    (37,193)       (40,671)
Principal payments on capital lease obligations     (49,104)    (98,590)    (166,297)    (67,784)      (163,050)
Proceeds from sale of common stock                      600         630           --          --             --
Proceeds from sale of Preferred Stock                    --          --      640,000          --             --
Preferred stock dividends paid                      (11,250)    (22,500)     (33,750)    (11,250)            --
Purchase of treasury stock                               --    (240,000)          --          --             --
                                                  ---------  ----------   ----------   ---------     ----------
Net cash provided by (used for) financing
  activities                                         86,889    (671,800)      87,445    (221,150)      (237,760)
Net change in cash and cash equivalents              50,044      54,698      760,442     (17,228)      (140,702)
Cash and cash equivalents at beginning of
  period                                            307,508     357,552      412,250     412,250      1,172,692
                                                  ---------  ----------   ----------   ---------     ----------
Cash and cash equivalents at end of period        $ 357,552  $  412,250   $1,172,692   $ 395,022     $1,031,990
                                                  =========  ==========   ==========   =========     ==========
Supplemental disclosures of cash flow information:
Cash paid during the period for interest          $ 182,889  $  335,731   $  447,241   $ 221,429     $  218,416

Supplemental disclosure of noncash financing activities:

Capital lease obligations totaling $960,059, $234,512 and $140,820 in the years ended December 31, 1995, 1994 and 1993, and $349,692 and $382,396 in the six
months ended June 30, 1996 and 1995, respectively, were incurred for the acquisition of new equipment.

In 1994, notes payable totaling $175,000 with a present value of $160,030 were issued when the Company repurchased common stock.


                            See accompanying notes.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   The Company provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. These solutions are built upon a flexible proprietary software technology to address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options. The Company typically provides its services to customers under exclusive contracts with terms ranging from three to four years, and bills customers monthly, typically on a per subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

Basis of Presentation

   Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets.

   In 1992, the Company acquired certain software, which is carried at cost, less accumulated amortization computed using the straight-line method based on an estimated life of five years.

   The Company capitalizes software development costs incurred in the development of software used in its product and service line only after establishing commercial and technical viability and ceases when the product is available for general release. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization computed using the greater of the amount resulting from applying the ratio that current gross revenue for the product bears to total and anticipated future gross revenue for the product to capitalized costs or the straight-line method over the remaining estimated useful life of the product; generally such deferred costs are amortized over five years. During the years ended December 31, 1995, 1994 and 1993, $166,292, $90,682 and $30,319, respectively, of capitalized software development costs were amortized.

   Revenues and costs associated with the recurring process of providing billing and other service/software solutions functions are recognized at the time services are performed. Revenues and costs associated with the licensing and installation of software are recognized upon execution of the licensing agreement over the delivery/installation period of the software.

   In 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement, which has been adopted in 1996, requires companies to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. The adoption of Statement No. 121 has not had a material effect on the Company's financial position or results of operations.

   The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock Based Compensation," which is effective for the Company's December 31, 1996 year end. SFAS No. 123 allows an entity to continue the application of the accounting prescribed by APB No. 25, however, pro forma footnote disclosures of net income and earnings per share, as if SFAS No. 123 had been applied, are required. The Company intends to continue its current accounting under APB No. 25 and provide the required pro forma footnote disclosures commencing with its fiscal 1996 year end financial statements.

   Supplemental earnings per share, assuming, at the beginning of the respective periods, the exercise of the warrants, the redemption and conversion of all outstanding preferred stock, and the sale of common stock, the proceeds of which would be used for debt retirement, as described in Note 10, are as follows:

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                        Year ended         Six months ended
                                    December 31, 1995       June 30, 1996
                                    ------------------   -------------------
Income before extraordinary item          $ .17                  $.17
Extraordinary item                         (.04)                   --
                                          -----                  ----
Net income                                $ .13                  $.17
                                          =====                  ====

   The statements of operations for the six months ended June 30, 1995 and 1996, and balance sheet as of June 30, 1996 are unaudited and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of such periods. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full year.

Cash Equivalents

   The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers

   The Company markets its services through a core team of senior executives and is in the process of developing a direct sales force.

   Three customers accounted for approximately 23%, 27% and 29% of the Company's total revenues in 1995, 1994 and 1993, respectively. Credit losses have not been significant.

2. INVESTMENTS

   Short-term investments, recorded at cost plus accrued interest (approximates market), consist of United States Treasury Bills and United States Treasury Notes, maturing within 180 days. These investments are included in other assets. The investments are classified as held to maturity as the Company has the ability and intent to hold all investments to maturity. The income from these investments is included in other income.

3. DEBT
   At December 31, 1994, the Company had an aggregate of $1,316,575 payable to Connecticut Innovations Incorporated ("CII") under certain debt agreements dated August 16, 1991 and July 21, 1992 with face amounts of $600,000 and $350,000, respectively. These loans required payment of principal and interest payments which were calculated based on revenues for the period by a specified percentage rate. These loans were structured such that they would be considered paid in full based upon the aggregate payments (principal and interest) at specified dates. Based on the estimated payments, the imputed interest rate approximated 25% at December 31, 1994. On June 30, 1995, the Company consolidated these loans with CII into one loan with a principal amount of $1,485,000 at a 14.5% interest rate. Under the terms of this loan agreement, the Company will pay interest of $17,944 monthly for two years and $34,940 monthly subsequent to that for principal and interest through July 2002. Also see Note 8. The Company believes that the outstanding balance of this note approximates fair value because of its repayment terms.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

3. DEBT (Continued)

   The Company also has a loan payable to CII, originally issued in 1993 for $350,000 at a 10% interest rate, which was refinanced in December 1994 with a $389,472, 10% interest bearing note. This note includes principal plus accrued interest on the original loan. The new note is payable in equal monthly installments over 60 months and has a balance of $326,273 at December 31, 1995 and $292,234 at June 30, 1996, respectively. As additional consideration for the refinancing of this loan, the Company issued the lender warrants to purchase 2% of the outstanding Common Stock of the Company at an exercise price of $385,000
- currently 116,193 shares. CII also currently holds warrants, issued in connection with a previous transaction, to purchase 218,331 shares of Common Stock (subject to adjustment) at an aggregate exercise price of $437,959. The warrants became exercisable immediately and expire on January 1, 2002. The outstanding loan balance approximates fair value.

   In addition, pursuant to the August 16, 1991 debt agreement, as amended, between the Company and CII, the Company is obligated to make a one-time payment to CII of $200,000 upon (i) the closing of an initial public offering,
(ii) the sale of the Company through merger, sale of assets or otherwise or
(iii) the exclusive or semi-exclusive licensing agreement for the sale of any product of the Company.

   In 1994, the Company issued notes payable of $175,000 with no stated interest. Interest of 9% has been imputed on these notes. Certain of these notes are guaranteed by certain officers and stockholders of the Company. The remaining balance of these notes of $77,198 is payable in 1996.

   Substantially all assets of the Company are pledged under the various debt agreements.

   Maturities of long-term debt are as follows as of December 31, 1995:

   1996                                    $   69,240
   1997                                       164,185
   1998                                       316,765
   1999                                       361,587
   2000                                       308,927
   Thereafter                                 590,569
                                           ----------
                                           $1,811,273
                                           ==========

4. CAPITAL STOCK

   All share and per share amounts have been adjusted to reflect the increase in authorized shares of Common Stock and to give effect to the 800-for-1 split of the Common Stock, described in Note 10.

   Each share of outstanding Class A Preferred Stock is entitled to a noncumulative dividend equal to 10% of the Class A par value, and a priority return of its par value, plus .5% of any proceeds generated from a liquidating distribution, or .5% of the then outstanding common stock (exclusive of shares issuable upon exercise of certain warrants) immediately prior to a public offering.

   Each 100 shares outstanding of Class B Preferred Stock is entitled to a noncumulative dividend equal to 10% of the Class B par value, and a priority return of its par value, plus .375% of any proceeds generated from a liquidating distribution, or .375% of the then outstanding common stock (exclusive of shares issuable upon exercise of certain warrants) immediately prior to a public offering. The Class B shares are subordinate to the Class A Preferred shares with respect to dividends, capital transactions and liquidating distributions.

   The Class C Preferred Stock is junior to Class A and B with regard to liquidation and dividend preference, is entitled to an 8% cumulative dividend and is convertible into ITDS Common Stock at any time at the option of the holder on an 800-for-one basis. The stock may be put to the Company upon the occurrence of certain events at a price to be determined at the put date as defined in the agreement. In addition, the holders of the Class C Preferred Stock can demand registration of the stock in certain circumstances.

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

4. CAPITAL STOCK (Continued)

   In 1994, an officer of the Company exercised an option to acquire 33,600 shares of common stock for $630. Compensation expense of $30,135 was recognized for the difference between the exercise price and estimated fair market value of the shares.

5. DEFERRED COMPENSATION

   The Company has a deferred compensation plan for certain nonshareholder key employees. The deferred compensation is based upon the award of performance units, the value of which is related to the financial performance of the Company. The performance units vest incrementally over a ten year period from the date of grant or vest 100% upon a public offering. At December 31, 1995, unvested performance units with value of $51,150 were outstanding.


   In addition, in accordance with the terms of his employment agreement, as amended on September 30, 1996, an employee will become entitled to receive a payment of $275,000 on or before December 31, 1996 and, only in the event of a change in control or a public offering of the Company's Common Stock, the right to purchase 18,333 fully-vested shares of the Company's Common Stock for $.01 per share. Accordingly, in the third quarter of 1996, the Company will accrue a compensation charge equal to the $275,000 cash component plus $274,995 (18,333 shares multiplied by $15.00), reflecting that the issuance of such shares is probable.


6. CAPITALIZED LEASE OBLIGATIONS

   The Company leases computer equipment and office furniture under capital leases expiring in various years through 1999. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Depreciation of assets under capital leases is included in depreciation expense.

   Maturities of capital lease obligations are as follows as of December 31, 1995:

1996                                       $  537,677
1997                                          465,813
1998                                          223,058
1999                                           53,886
                                           ----------
Total lease obligations                     1,280,434
Less: amount representing interest            187,145
                                           ----------
Present value of minimum lease payments    $1,093,289
                                           ==========

7. COMMITMENTS AND CONTINGENCIES

   The Company leases its Connecticut office facilities under noncancelable operating leases expiring in July 1996 and April 1999. Under the terms of the leases there will be a rental increase in 1996. The Company recognizes rental expense on a straight line basis over the term of the lease. Rent expense was $330,914, $221,225 and $173,796 for the years ended December 31, 1995, 1994 and
1993, respectively.

   Minimum future rental payments due under such leases as of December 31, 1995 are as follows:


1996                               $242,072
1997                                199,628
1998                                199,628
1999                                 49,907
                                   --------
                                   $691,235
                                   ========

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

7. COMMITMENTS AND CONTINGENCIES (Continued)

   In addition, the Company leases office facilities in Florida and Texas under separate operating leases expiring in 1995 with options to renew. Rent expense for these leases was $2,160 and $2,090 for the years ended December 31, 1995 and 1994, respectively. The Florida facility lease expired in August 1995 and was not renewed.

   The Company is also obligated to pay utilities and property taxes above the landlords' base year costs.

   The Company rents office furniture from an entity owned by certain stockholders of the Company. The agreement calls for a monthly rental amount of $2,266 and can be canceled at any time. Total rental expense under the agreement for both 1995 and 1994 was $27,192 and $27,000 in 1993.

   The Company is not a party to any material legal proceedings.

8. EXTRAORDINARY ITEM
   As described in Note 3, on June 30, 1995 the Company refinanced existing debt with CII. In doing so, the Company recorded an extraordinary non-cash loss of $223,696 net of a $158,038 tax benefit. Such extraordinary loss was due to negotiated acceleration of payments due to early termination of the debt agreement.

9. INCOME TAXES

   Significant components of income tax expense (benefit) before extraordinary item are as follows:

                        December 31,       June 30,
                    ------------------
                      1994       1995        1996
                    -------    -------   ----------
                                         (Unaudited)
Current:
 Federal            $28,828   $344,360     $458,000
 State                7,838    128,386      167,000
                    -------   --------     --------
                     36,666    472,746      625,000
                    -------   --------     --------
Deferred:
 Federal                 --    (62,640)      78,000
 State                   --    (31,320)      29,000
                    -------   --------     --------
                         --    (93,960)     107,000
                    -------   --------     --------
Total tax expense   $36,666   $378,786     $732,000
                    =======   ========     ========

   A reconciliation of applicable federal statutory rate to the Company's effective tax (benefit) rate from income before tax expense and extraordinary item follows:

                                                                 December 31,
                                                          -------------------------
                                                          1993      1994     1995
                                                          ------    -----   -------
Statutory rate                                            (34.0)%   34.0%     34.0%
State income taxes, net of federal income tax benefit                0.7       5.3
Debt consolidation expenses                                                  (10.1)
Net operating loss carryforwards                           34.0    (41.9)
Alternative minimum tax                                              2.5
Nondeductible interest expense                                       6.4
Other, net                                                           3.2       2.3
                                                          -----    -----     -----
                                                             --%     4.9%     31.5%
                                                          =====    =====     =====

               INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(continued)
                  (Information as of June 30, 1996 and for the
              six months ended June 30, 1995 and 1996 is unaudited)

9. INCOME TAXES (Continued)

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                         December 31
                                                    ---------------------
                                                      1994        1995
                                                    --------    --------
Deferred tax liabilities:
 Software development costs                         $251,515    $443,709
 Capitalized leases                                   72,259     173,026
                                                    --------    --------
Total deferred tax liabilities                       323,774     616,735
                                                    --------    --------
Deferred tax assets:
 Deferred charges                                     41,251      33,013
 Depreciation and amortization                       136,892     323,010
 Accrued compensation                                 31,216      26,408
 AMT credit carryforward                              18,748
 Interest                                            120,046     483,383
 Other                                                 3,613
                                                    --------    --------
Total deferred tax assets                            351,766     865,814
                                                    --------    --------
Deferred:
Net deferred tax asset before valuation allowance     27,992     249,079
Valuation allowance for deferred tax assets           27,992
                                                    --------    --------
Net deferred tax asset                              $     --    $249,079
                                                    ========    ========

10. SUBSEQUENT EVENTS

   In connection with a proposed Initial Public Offering (IPO) of the Company's Common Stock, the Company's Certificate of Incorporation authorized the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share and the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share. Pursuant to a recapitalization, the Company was reincorporated in the State of Delaware and an 800-for-1 split of its Common Stock was effected. A portion of the estimated proceeds from the sale of the Company's Common Stock to be sold in the IPO will be used to retire substantially all of the Company's outstanding debt. In addition, the Company's Class A and B Preferred Stock were retired and the holders of such shares were issued an aggregate of 852,812 post-split shares of the Company's Common Stock and promissory notes in the aggregate amount of $825,000, evidencing the Company's obligations to repay capital. The distribution of the 852,812 shares of the Company's Common Stock valued at $12 per share for an aggregate of $10,233,744 will result in a one-time, non-cash charge to retained earnings and a corresponding increase to additional paid-in capital. Further, CII has agreed to exercise outstanding warrants to purchase 334,524 post-split shares of the Company's Common Stock at an aggregate purchase price of $822,959, and will convert all outstanding shares of Series C Preferred Stock into such Common Stock.


   The pro forma earnings per share and the June 30, 1996 pro forma unaudited balance sheet give effect to all of the above transactions except for the sale of the Common Stock to be sold in the public offering and the use of proceeds therefrom.


   A total of 1,200,000 common shares have been authorized for issuance under the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan.

   On June 11, 1996, the Company entered into a noncancellable lease expiring on August 31, 2000 for 48,222 square feet of office space in Stamford, Connecticut. In connection therewith, the Company is in the process of obtaining a letter of credit in the initial amount of $362,000 as security for the lease. Minimum future rental payments due under such lease are $723,330 per year. In addition, the Company is in the process of obtaining a $250,000 credit facility. The letter of credit and credit facility will be secured by substantially all of the assets of the Company.

                       [Inside Back cover of Prospectus]

                 [Picture of Globe with ITDS Family of Products]

                          The ITDS Family of Products

                                  ITDS 10X(R)
                 CORD Compliant                 SwitchLink

           GSM/PCS
          Compliant                                  CreditLink

   10XArchive               [Photo of Globe]           InventoryScan

   10XWrite                                           General Ledger
Report Writer                  [ITDS logo]               Interface
                             INTERNATIONAL
    Debit/Threshold        TELECOMMUNICATION          Collections
       Billing*              DATA SYSTEMS               Module

               PayScan                 Point Of Sale

* Under Development

ITDS provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

            --------------------

             TABLE OF CONTENTS

                                                Page
                                                ----
Prospectus Summary                                3
Risk Factors                                      6
Use of Proceeds                                  11
Dividend Policy                                  11
Capitalization                                   12
Dilution                                         13
Selected Financial Data                          14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations                                     16
Business                                         22
Management                                       32
Certain Transactions                             35
Principal and Selling Stockholders               36
Description of Capital Stock                     37
Shares Eligible for Future Sale                  39
Underwriting                                     41
Legal Matters                                    42
Experts                                          42
Additional Information                           42
Index to Financial Statements                   F-1

    Until , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                2,666,667 Shares

                                  [ITDS LOGO]

                                  Common Stock

                                 ----------------
                                   PROSPECTUS
                                     , 1996
                                 ----------------

                                 Lehman Brothers
                                 Cowen & Company

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution
   The following table sets forth an estimate (except for the SEC registration fee and NASD filing fee) of the fees and expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions.
SEC Registration Fee                        $ 16,920
NASD Filing Fee                                5,407
Nasdaq National Market Listing Fee            38,000
Blue Sky Fees and Expenses                    20,000
Transfer Agent and Registrar Fees             10,000
Accounting Fees and Expenses                 240,000
Legal Fees and Expenses                      240,000
Printing, Engraving and Mailing Expenses     150,000
Miscellaneous                                 29,673
                                            --------
  Total                                     $750,000
                                            ========

Item 14. Indemnification of Directors and Officers

   Article SEVENTH of the Registrant's Certificate of Incorporation (the "Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

   Article EIGHTH of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

   Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

   Article EIGHTH of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

   Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

Item 15. Recent Sales of Unregistered Securities

  Set forth in chronological order below is information regarding the number of shares of Common Stock and Preferred Stock issued by the Registrant since July 30, 1993. Also included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities. The following descriptions give effect to the Recapitalization.

   In December 1993, the Company cancelled and retired 18 shares of "old" Preferred Stock of the Company (representing all of the then outstanding shares of "old" Preferred Stock) and issued an aggregate of 18 shares of Class A Preferred Stock of the Company in the names of and in the amounts formerly held by each former holder of "old" Preferred Stock. The holders of Class A Preferred Stock paid no consideration to the Company other than the cancellation of the respective shares of "old" Preferred Stock formerly held by them. As part of the Recapitalization, the 18 shares of Class A Preferred Stock were converted into an aggregate of 524,808 shares of Common Stock and promissory notes in the aggregate amount of $450,000 for no consideration other than the cancellation of the Class A Preferred Stock.

   In December 1993, the Company cancelled and retired 1,500 shares of "old" Class B Preferred Stock of the Company (representing all of the then outstanding shares of "old" Class B Preferred Stock) and issued an aggregate of 1,500 shares of "new" Class B Preferred Stock of the Company in the names of and in the amounts formerly held by each former holder of "old" Class B Preferred Stock. The holders of "new" Class B Preferred Stock paid no consideration other than the cancellation of the respective shares of "old" Class B Preferred Stock formerly held by them. As part of the Recapitalization, the 1,500 shares of Class B Preferred Stock were converted into an aggregate of 328,004 shares of Common Stock and promissory notes in the aggregate amount of $375,000 for no additional consideration other than the cancellation of the Class B Preferred Stock.

   In 1993 the Company issued a note payable to Connecticut Innovations, Incorporated ("CII") in the amount of $350,000, which was refinanced in December 1994 for a note in the principal amount of $389,472, bearing 10% interest.

   In March 1993, the Board of Directors issued the following shares of Common Stock as bonuses: 460,800 shares to Mark D. Spitzer, 410,400 shares to Lewis D. Bakes, 656,800 shares to Charles L. Bakes and 272,000 shares to David L. Wells.

   In 1994, the Company issued an interest-free note payable to a former stockholder in the amount of $150,000 as part of the settlement of litigation.

   On December 29, 1994, the Company issued to CII a warrant (the "1994 Warrant") in connection with the issuance by the Company of the promissory note in the amount of $389,500. The 1994 Warrant is exercisable for 116,193 shares of Common Stock (subject to adjustment) at a price of $3.31345 per share (subject to adjustment).

   On December 29, 1994, the Company issued a substitute warrant originally issued to CII on July 21, 1992 (the "Substitute 1992 Warrant"). The Substitute 1992 Warrant may be exercised by CII for 218,331 shares of Common Stock (subject to adjustment) at an exercise price of $2.00594 per share (subject to adjustment).

   On December 30, 1994, the Company issued 33,600 shares of Common Stock to James V. O'Neill in consideration of services performed by Mr. O'Neill during the years ended December 31, 1993 and 1994.

   On December 11, 1995, the Company issued to CII 129 shares of Class C Convertible Preferred Stock at a purchase price of $4,961.24 per share.

   On September 30, 1996, the Company issued 28,435 shares of Common Stock to Peter Masanotti, at a price of $0.01 per share under the 1996 Stock Incentive Plan.

   The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under
Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules
   (a) Exhibits

 EXHIBIT
  NUMBER      DESCRIPTION
---------     ----------------------------------------------------------------------------------
1             Form of Underwriting Agreement.
2             Agreement and Plan of Merger, dated September 27, 1996 between the Registrant and International Telecommunications Data Systems, Inc. a Connecticut
               corporation.
3.1           Certificate of Incorporation of the Registrant, as amended.
3.2           By-Laws of the Registrant.
4.1           Specimen Certificate for shares of Common Stock, $.01 par value, of the
               Registrant.
5             Opinion of Hale and Dorr with respect to validity of the securities being offered.
10.1          Form of 1996 Equity Incentive Plan.
10.2          1996 Employee Stock Purchase Plan.
10.3          Employment Agreement between the Registrant and Barry K. Lewis.
10.4          Stock Purchase Agreement dated December 11, 1995, as amended, between the
               Registrant and Connecticut Innovations, Incorporated relating to Class C
               Convertible Preferred Stock.
10.5          Form of Lease between the Company and 969 Associates, dated December 1990.
10.6          Sublease dated June 11, 1996 between the Registrant and Learning International, relating to 225 High Ridge Road, Stamford, Connecticut.
10.7          Form of CII Warrant.
11            Computation of income per Common Share.
23.1          Consent of Hale and Dorr (included in Exhibit 5).
23.2*         Consent of Ernst & Young LLP.
24            Power of Attorney.
27            Financial Data Schedule.


------------
* Filed herewith.

All other Exhibits have been previously filed.

(b) Financial Statement Schedules

   All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 8th day of October, 1996.


                                            INTERNATIONAL TELECOMMUNICATION
                                            DATA SYSTEMS, INC.

                                            By: /s/ Charles L. Bakes
                                                ----------------------------
                                                    Charles L. Bakes
                                                    President


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



 Signature                                    Title                           Date
----------------------------     ---------------------------------      ------------------
/s/ Charles L. Bakes
----------------------------     President, Chief Executive
Charles L. Bakes                 Officer and Director (Principal
                                 Executive Officer)                     October 8, 1996

      *                          Chief Financial Officer
----------------------------     (Principal Financial and
Mark D. Spitzer                  Accounting Officer) and Director       October 8, 1996

      *
----------------------------     Director                               October 8, 1996
Lewis D. Bakes

      *
----------------------------     Director                               October 8, 1996
David L. Wells

      *
----------------------------     Director                               October 8, 1996
Stuart L. Bell

      *
----------------------------     Director                               October 8, 1996
Michael E. Kalogris


*By: /s/ Charles L. Bakes
     -----------------------
     Charles L. Bakes
     Attorney-in-Fact


                                EXHIBIT INDEX

 EXHIBIT
  NUMBER      DESCRIPTION
---------     ----------------------------------------------------------------------------------

1             Form of Underwriting Agreement.
2             Agreement and Plan of Merger, dated September 27, 1996 between the Registrant and International Telecommunications Data Systems, Inc. a Connecticut
               corporation.
3.1           Certificate of Incorporation of the Registrant, as amended.
3.2           By-Laws of the Registrant.
4.1           Specimen Certificate for shares of Common Stock, $.01 par value, of the
               Registrant.
5             Opinion of Hale and Dorr with respect to validity of the securities being offered.
10.1          Form of 1996 Equity Incentive Plan.
10.2          1996 Employee Stock Purchase Plan.
10.3          Employment Agreement between the Registrant and Barry K. Lewis.
10.4          Stock Purchase Agreement dated December 11, 1995, as amended, between the
               Registrant and Connecticut Innovations, Incorporated relating to Class C
               Convertible Preferred Stock.
10.5          Form of Lease between the Company and 969 Associates, dated December 1990.
10.6          Sublease dated June 11, 1996 between the Registrant and Learning International, relating to 225 High Ridge Road, Stamford, Connecticut.
10.7          Form of CII Warrant.
11            Computation of income per Common Share.
23.1          Consent of Hale and Dorr (included in Exhibit 5).
23.2*         Consent of Ernst & Young LLP.
24            Power of Attorney.
27            Financial Data Schedule.


-------------
* Filed herewith.

All other Exhibits have been previously filed.